Exhibit A
Vale S.A.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	2

Management’s Report on Internal Control Over Financial Reporting	4

Consolidated Balance Sheets as of December 31, 2009 and 2008	5

Consolidated Statements of Income for the three-month periods ended December 31, 2009, September 30, 2009 and December 31, 2008 and for the years ended December 31, 2009 and 2008	7

Consolidated Statements of Cash Flows for the three-month periods ended December 31, 2009, September 30, 2009 and December 31, 2008 and for the years ended December 31, 2009 and 2008	8

Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended December 31, 2009, September 30, 2009 and December 31, 2008 and for the years ended December 31, 2009 and 2008	9

Consolidated Statements of Comprehensive Income (deficit) for the three-month periods ended December 31, 2009, September 30, 2009 and December 31, 2008 and for the years ended December 31, 2009 and 2008	10

Notes to the Consolidated Financial Statements	11

PricewaterhouseCoopers
Rua da Candelária, 65 — 11°. 14°. 15° e 1
Cjs. 1302 a 1304
2009 1-020 — Rio de Janeiro — RJ — Brasil
Caixa Postal 949
Telefone (21) 3232-6112
Fax (21) 2516-6319
pwc.com/br
Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Vale S.A.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the financial position of Vale S.A. (formerly Companhia Vale do Rio Doce) and its subsidiaries (“Company”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Vale S.A.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As discussed in Note 2(a) to the consolidated financial statements, the Company changed its method of accounting for minority interest (now termed non controlling interests) effective January 1, 2009 and, retrospectively, adjusted the financial statements as of December 31, 2008 and 2007 and for the years then ended.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
February 10, 2010

Management’s Report on Internal Control over Financial Reporting
The management of Vale S.A. (Vale) is responsible for establishing and maintaining adequate internal control over financial reporting.
The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
Vale’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission — COSO. Based on such assessment and criteria, Vale’s management has concluded that the company’s internal control over financial reporting was effective as of December 31, 2009.
The effectiveness of the company’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.
February 10, 2010
Roger Agnelli
Chief Executive Officer
Fábio de Oliveira Barbosa
Chief Financial Officer

Consolidated Balance Sheets
Expressed in millions of United States dollars

	As of December 31
	2009	2008

Assets
Current assets
Cash and cash equivalents	7,293	10,331
Short-term investments	3,747	2,308
Accounts receivable
Related parties	79	137
Unrelated parties	3,041	3,067
Loans and advances to related parties	107	53
Inventories	3,196	3,896
Deferred income tax	852	583
Unrealized gains on derivative instruments	105	—
Advances to suppliers	498	405
Recoverable taxes	1,511	1,993
Others	865	465

	21,294	23,238

Non-current assets
Property, plant and equipment, net	67,637	48,454
Intangible assets	1,173	875
Investments in affiliated companies, joint ventures and others	4,585	2,408
Other assets
Goodwill on acquisition of subsidiaries	2,313	1,898
Loans and advances
Related parties	36	—
Unrelated parties	158	77
Prepaid pension cost	1,335	622
Prepaid expenses	235	223
Judicial deposits	1,143	1,141
Advances to suppliers — energy	511	408
Recoverable taxes	817	394
Unrealized gains on derivative instruments	865	93
Others	177	161

	7,590	5,017

TOTAL	102,279	79,992

Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

	(Continued)
	As of December 31
	2009	2008

Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,309	2,261
Payroll and related charges	864	591
Current portion of long-term debt	2,933	633
Short-term debt	30	—
Loans from related parties	19	77
Provision for income taxes	173	502
Taxes payable and royalties	124	55
Employees postretirement benefits	144	102
Railway sub-concession agreement payable	285	400
Unrealized losses on derivative instruments	129	—
Provisions for asset retirement obligations	89	48
Minimum mandatory dividends payable	1,464	2,068
Other	618	500

	9,181	7,237

Non-current liabilities
Employees postretirement benefits	1,970	1,485
Long-term debt	19,898	17,535
Provisions for contingencies (Note 20 (b))	1,763	1,685
Unrealized losses on derivative instruments	9	634
Deferred income tax	5,755	4,005
Provisions for asset retirement obligations	1,027	839
Debentures	752	379
Other	1,427	1,146

	32,601	27,708

Redeemable noncontrolling interest (Note 4 (b))	731	599

Commitments and contingencies (Note 20)

Stockholders’ equity
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2008 — 2,108,579,618) issued	9,727	9,727
Common stock — 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2008 — 3,256,724,482) issued	15,262	15,262
Treasury stock —77,581,904 (2008 — 76,854,304) preferred and 74,997,899 (2008 — 74,937,899) common shares	(1,150)	(1,141)
Additional paid-in capital	411	393
Mandatorily convertible notes — common shares	1,578	1,288
Mandatorily convertible notes — preferred shares	1,225	581
Other cumulative comprehensive loss	(1,808)	(11,510)
Undistributed retained earnings	28,508	18,340
Unappropriated retained earnings	3,182	9,616

Total Company stockholders’ equity	56,935	42,556
Noncontrolling interests	2,831	1,892

Total stockholders’ equity	59,766	44,448

TOTAL	102,279	79,992

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
Expressed in millions of United States dollars
(Except per share amounts)

	Three-month period ended (unaudited)			Year ended December 31,
	December	September	December
	31, 2009	30, 2009	31, 2008	2009	2008	2007

Operating revenues, net of discounts, returns and allowances

Sales of ores and metals	5,366	5,824	6,052	19,915	32,779	28,441

Aluminum products	611	529	779	2,050	3,042	2,722

Revenues from logistic services	307	317	310	1,104	1,607	1,525

Other products and services	257	223	301	870	1,081	427

	6,541	6,893	7,442	23,939	38,509	33,115

Taxes on revenues	(208)	(187)	(187)	(628)	(1,083)	(873)

Net operating revenues	6,333	6,706	7,255	23,311	37,426	32,242

Operating costs and expenses

Cost of ores and metals sold	(2,899)	(2,663)	(2,730)	(10,026)	(14,055)	(13,628)

Cost of aluminum products	(571)	(535)	(529)	(2,087)	(2,267)	(1,705)

Cost of logistic services	(235)	(201)	(190)	(779)	(930)	(853)

Other	(290)	(192)	(71)	(729)	(389)	(277)

	(3,995)	(3,591)	(3,520)	(13,621)	(17,641)	(16,463)

Selling, general and administrative expenses	(378)	(289)	(708)	(1,130)	(1,748)	(1,245)

Research and development expenses	(296)	(231)	(295)	(981)	(1,085)	(733)

Impairment of goodwill	—	—	(950)	—	(950)	—

Other	(561)	(302)	(719)	(1,522)	(1,254)	(607)

	(5,230)	(4,413)	(6,192)	(17,254)	(22,678)	(19,048)

Operating income	1,103	2,293	1,063	6,057	14,748	13,194

Non-operating income (expenses)

Financial income	65	98	247	381	602	295

Financial expenses	(548)	(430)	(399)	(1,558)	(1,765)	(2,517)

Gains (losses) on derivatives, net	296	341	(586)	1,528	(812)	931

Foreign exchange and indexation gains (losses), net	17	119	(241)	675	364	2,553

Gain (loss) on sale of assets	(190)	73	—	40	80	777

	(360)	201	(979)	1,066	(1,531)	2,039

Income before income taxes and equity results	743	2,494	84	7,123	13,217	15,233

Income taxes

Current	583	(696)	966	(2,084)	(1,338)	(3,901)

Deferred	173	(230)	219	(16)	803	700

	756	(926)	1,185	(2,100)	(535)	(3,201)

Equity in results of affiliates, joint ventures and other investments	71	155	125	433	794	595

Net income	1,570	1,723	1,394	5,456	13,476	12,627

Net income attributable to noncontrolling interests	51	46	27	107	258	802

Net income attributable to the Company’s stockholders	1,519	1,677	1,367	5,349	13,218	11,825

Basic and diluted earmings per share attributable to Company’s stockholders

Earnings per preferred share	0.28	0.31	0.25	0.97	2.58	2.41

Earnings per common share	0.28	0.31	0.25	0.97	2.58	2.41

Earnings per preferred share linked to mandatorily convertible notes (*)	0.52	0.50	0.76	1.71	4.09	3.30

Earnings per common share linked to mandatorily convertible notes (*)	0.59	0.59	0.81	2.21	4.29	3.51

(*)	Basic earnings per share only, as dilution assumes conversion
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Three-month period ended (unaudited)			Year ended December 31,
	December	September	December
	31, 2009	30, 2009	31, 2008	2009	2008	2007

Cash flows from operating activities:

Net income	1,570	1,723	1,394	5,456	13,476	12,627
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	799	721	568	2,722	2,807	2,186
Dividends received	243	—	116	386	513	394
Equity in results of affiliates, joint ventures and other investments	(71)	(155)	(125)	(433)	(794)	(595)
Deferred income taxes	(173)	230	(219)	16	(803)	(700)
Impairment of goodwill	—	—	950	—	950	—
Loss on disposal of property, plant and equipment	113	93	10	293	376	168
(Gain)/Loss on sale of investments	190	(73)	—	(40)	(80)	(777)
Foreign exchange and indexation losses (gains), net	(37)	(184)	740	(1,095)	451	(2,827)
Unrealized derivative losses (gains), net	(248)	(329)	649	(1,382)	809	(917)
Unrealized interest (income) expense, net	2	24	(3)	(25)	116	102
Others	(5)	59	17	20	(3)	115
Decrease (increase) in assets:
Accounts receivable	327	(373)	1,615	616	(466)	235
Inventories	(128)	441	(43)	530	(467)	(343)
Recoverable taxes	(791)	(272)	(144)	108	(263)	—
Others	(277)	(93)	(27)	(455)	21	(292)
Increase (decrease) in liabilities:
Suppliers	559	(108)	200	121	703	998
Payroll and related charges	108	128	(25)	159	1	170
Income taxes	(696)	522	119	(234)	(140)	393
Others	(74)	140	501	373	(93)	75

Net cash provided by operating activities	1,411	2,494	6,293	7,136	17,114	11,012

Cash flows from investing activities:
Short-term investments	815	(1,562)	(1,674)	(1,439)	(2,308)	—
Loans and advances receivable
Related parties
Loan proceeds	(14)	(106)	(3)	(181)	(37)	(33)
Repayments	—	—	18	7	58	10
Others	(4)	(11)	24	(25)	(15)	1
Judicial deposits	(55)	(24)	(71)	(132)	(133)	(125)
Investments	(806)	(712)	(19)	(1,947)	(128)	(324)
Additions to property, plant and equipment	(2,755)	(1,645)	(3,689)	(8,096)	(8,972)	(6,651)
Proceeds from disposal of investments/property, plant and equipment	158	171	—	606	134	1,042
Acquisition of subsidiaries, net of cash acquired	—	(802)	—	(1,952)	—	(2,926)

Net cash used in investing activities	(2,661)	(4,691)	(5,414)	(13,159)	(11,401)	(9,006)

Cash flows from financing activities:
Short-term debt, additions	323	508	1	1,285	1,076	4,483
Short-term debt, repayments	(379)	(459)	(125)	(1,254)	(1,311)	(5,040)
Loans
Related parties
Loan proceeds	16	—	33	16	54	259
Repayments	(15)	(135)	—	(373)	(20)	(273)
Issuances of long-term debt
Third parties	1,537	1,086	253	3,104	1,890	7,212
Repayments of long-term debt
Third parties	(48)	(97)	(65)	(307)	(1,130)	(11,130)
Treasury stock	—	1	(752)	(9)	(752)	—
Mandatorily convertible notes	—	934	—	934	—	1,869
Capital increase	—	—	—	—	12,190	—
Dividends and interest attributed to Company’s stockholders	(1,469)	—	(1,600)	(2,724)	(2,850)	(1,875)
Dividends and interest attributed to noncontrolling interest	(47)	—	(56)	(47)	(143)	(714)

Net cash provided by (used in) financing activities	(82)	1,838	(2,311)	625	9,004	(5,209)

Increase (decrease) in cash and cash equivalents	(1,332)	(359)	(1,432)	(5,398)	14,717	(3,203)
Effect of exchange rate changes on cash and cash equivalents	167	625	(2,863)	2,360	(5,432)	(199)
Cash and cash equivalents, beginning of period	8,458	8,192	14,626	10,331	1,046	4,448

Cash and cash equivalents, end of period	7,293	8,458	10,331	7,293	10,331	1,046

Cash paid during the period for:
Interest on short-term debt	—	(1)	—	(1)	(11)	(49)
Interest on long-term debt	(289)	(236)	(314)	(1,113)	(1,255)	(1,289)
Income tax	(973)	(130)	(149)	(1,331)	(2,867)	(3,284)
Non-cash transactions
Interest capitalized	77	74	185	266	230	78
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(Except number of shares)

	Three-month period ended (unaudited)
	December	September	December	Year ended December 31,
	31, 2009	30, 2009	31, 2008	2009	2008	2007
Preferred class A stock (including twelve special shares)
Beginning of the period	9,727	9,727	9,727	9,727	4,953	4,702
Capital increase	—	—	—	—	4,774	—
Transfer from undistributed retained earnings	—	—	—	—	—	251

End of the period	9,727	9,727	9,727	9,727	9,727	4,953

Common stock
Beginning of the period	15,262	15,262	15,262	15,262	7,742	3,806
Capital increase	—	—	—	—	7,520	—
Transfer from undistributed retained earnings	—	—	—	—	—	3,936

End of the period	15,262	15,262	15,262	15,262	15,262	7,742

Treasury stock
Beginning of the period	(1,150)	(1,151)	(389)	(1,141)	(389)	(389)
Acquisitions	—	1	(752)	(9)	(752)	—

End of the period	(1,150)	(1,150)	(1,141)	(1,150)	(1,141)	(389)

Additional paid-in capital
Beginning of the period	411	393	393	393	498	498
Change in the period	—	18	—	18	(105)	—

End of the period	411	411	393	411	393	498

Mandatorily convertible notes — common shares
Beginning of the period	1,578	1,288	1,288	1,288	1,288	1,288
Change in the period	—	290	—	290	—	—

End of the period	1,578	1,578	1,288	1,578	1,288	1,288

Mandatorily convertible notes — preferred shares
Beginning of the period	1,225	581	581	581	581	581
Change in the period	—	644	—	644	—	—

End of the period	1,225	1,225	581	1,225	581	581

Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	(2,542)	(6,385)	(3,993)	(11,493)	1,340	(1,628)
Change in the period	770	3,843	(7,500)	9,721	(12,833)	2,968

End of the period	(1,772)	(2,542)	(11,493)	(1,772)	(11,493)	1,340

Unrealized gain (loss) — available-for-sale securities, net of tax
Beginning of the period	(1)	49	(79)	17	211	271
Change in the period	1	(50)	96	(17)	(194)	(60)

End of the period	—	(1)	17	—	17	211

Surplus (deficit) accrued pension plan
Beginning of the period	346	75	(304)	(34)	75	353
Change in the period	(384)	271	270	(4)	(109)	(278)

End of the period	(38)	346	(34)	(38)	(34)	75

Cash flow hedge
Beginning of the period	13	1	28	—	29	—
Change in the period	(11)	12	(28)	2	(29)	29

End of the period	2	13	—	2	—	29

Total other cumulative comprehensive income (deficit)	(1,808)	(2,184)	(11,510)	(1,808)	(11,510)	1,655

Undistributed retained earnings
Beginning of the period	24,053	21,930	14,183	18,340	15,317	9,555
Transfer from/to unappropriated retained earnings	4,455	2,123	4,157	10,168	3,023	9,949
Capitalized earnings	—	—	—	—	—	(4,187)

End of the period	28,508	24,053	18,340	28,508	18,340	15,317

Unappropriated retained earnings
Beginning of the period	7,624	8,107	14,521	9,616	1,631	2,505
Net income attributable to the stockholders’ Company	1,519	1,677	1,367	5,349	13,218	11,825
Interest on mandatorily convertible debt
Preferred class A stock	(19)	(16)	(15)	(58)	(46)	(22)
Common stock	(23)	(21)	(32)	(93)	(96)	(45)
Dividends and interest attributed to stockholders’ equity
Preferred class A stock	(570)	—	(806)	(570)	(806)	(1,049)
Common stock	(894)	—	(1,262)	(894)	(1,262)	(1,634)
Appropriation from/to undistributed retained earnings	(4,455)	(2,123)	(4,157)	(10,168)	(3,023)	(9,949)

End of the period	3,182	7,624	9,616	3,182	9,616	1,631

Total Company stockholders’ equity	56,935	56,546	42,556	56,935	42,556	33,276

Noncontrolling interests
Beginning of the period	2,798	2,477	2,211	1,892	2,180	2,465
Disposals and (acquisitions) of noncontrolling interests	(15)	69	—	83	—	(817)
Cumulative translation adjustments	79	209	(343)	823	(445)	333
Cash flow hedge	(30)	12	(26)	(18)	(21)	21
Net income attributable to noncontrolling interests	51	46	27	107	258	802
Dividends and interest attributable to noncontrolling interests	(52)	(3)	(1)	(56)	(137)	(700)
Capitalization of stockholders advances	—	(12)	24	—	57	76

End of the period	2,831	2,798	1,892	2,831	1,892	2,180

Total stockholders’ equity	59,766	59,344	44,448	59,766	44,448	35,456

Number of shares:
Preferred class A stock (including twelve special shares)	2,108,579,618	2,108,579,618	2,108,579,618	2,108,579,618	2,108,579,618	1,919,516,400
Common stock	3,256,724,482	3,256,724,482	3,256,724,482	3,256,724,482	3,256,724,482	2,999,797,716
Buy-backs
Beginning of the period	(152,579,803)	(152,623,603)	(86,922,944)	(151,792,203)	(86,923,184)	(86,927,072)
Acquisitions	—	—	(64,869,259)	(831,400)	(64,869,259)	—
Sales	—	43,800	—	43,800	240	3,888

End of the period	(152,579,803)	(152,579,803)	(151,792,203)	(152,579,803)	(151,792,203)	(86,923,184)

	5,212,724,297	5,212,724,297	5,213,511,897	5,212,724,297	5,213,511,897	4,832,390,932

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (deficit)
Expressed in millions of United States dollars

	Three-month period ended (unaudited)
	December	September	December	Year ended December 31,
	31, 2009	30, 2009	31, 2008	2009	2008	2007

Comprehensive income (deficit) is comprised as follows:
Company’s stockholders:
Net income attributable to Company’s stockholders	1,519	1,677	1,367	5,349	13,218	11,825
Cumulative translation adjustments	770	3,843	(7,500)	9,721	(12,833)	2,968
Unrealized gain (loss) — available-for-sale securities
Gross balance as of the period/year end	1	(68)	147	(47)	(230)	(123)
Tax (expense) benefit	—	18	(51)	30	36	63

	1	(50)	96	(17)	(194)	(60)
Surplus (deficit) accrued pension plan
Gross balance as of the period/year end	(578)	377	350	10	(194)	(410)
Tax (expense) benefit	194	(106)	(80)	(14)	85	132

	(384)	271	270	(4)	(109)	(278)

Cash flow hedge
Gross balance as of the period/year end	(2)	12	(28)	11	(29)	29
Tax (expense) benefit	(9)	—	—	(9)	—	—

	(11)	12	(28)	2	(29)	29

Total comprehensive income (deficit) attributable to Company’s stockholders	1,895	5,753	(5,795)	15,051	53	14,484

Noncontrolling interests:
Net income attributable to noncontrolling interests	51	46	27	107	258	802
Cumulative translation adjustments	79	209	(343)	823	(445)	333
Cash flow hedge	(30)	12	(26)	(18)	(21)	21

Total comprehensive income (deficit) attributable to Noncontrolling interests	100	267	(342)	912	(208)	1,156

Total comprehensive income (deficit)	1,995	6,020	(6,137)	15,963	(155)	15,640

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated
1	The Company and its operations
Vale S.A., formerly Companhia Vale do Rio Doce, (“Vale”, the “Company” or “we”) is a limited liability company incorporated in Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production, logistics and steel activities.
At December 31, 2009, our principal consolidated operating subsidiaries are the following:

		% voting	head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras	51.00	51.00	Brazil	Aluminum
CADAM S.A.	61.48	100.00	Brazil	Kaolin
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
Vale Colombia Ltd.	100.00	100.00	Colombia	Coal
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistic
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistic
Mineração Corumbá Reunidas S.A.	100.00	100.00	Brazil	Iron ore
Pará Pigmentos S.A.	86.17	85.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk	59.09	59.09	Indonesia	Nickel
Vale Manganése Norway	100.00	100.00	Norway	Ferroalloys
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Manganèse France	100.00	100.00	France	Ferroalloys
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Inco Limited	100.00	100.00	Canada	Nickel
Vale International S.A.	100.00	100.00	Switzerland	Trading
2	Basis of consolidation
All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method (Note 13).
We evaluate the carrying value of our equity accounted investments in relation to publicly quoted market prices when available. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.
We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a stockholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.
Our participation in hydroelectric projects is made via consortium contracts under which we have undivided interests in the assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations. No separate legal or tax status is granted to consortia under Brazilian law. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects (Note 12).

3	Summary of significant accounting policies
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the selection of useful lives of property, plant and equipment, impairment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post retirement benefits and other similar evaluations. Actual results could differ from those estimated.
a) Basis of presentation
We have prepared our consolidated financial statements in accordance with United States generally accepted accounting principles (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil (“Brazilian GAAP”) which are the basis for our statutory financial statements.
These financial statements reflect the retrospective adoption of the Noncontrolling Interests in Consolidated Financial Statements Standard, as of December 31, 2008 and the three years then ended. The noncontrolling interest standard, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, as shown in the consolidated statements of changes in stockholders’ equity and consolidated statements of comprehensive income (deficit). Noncontrolling interests that could be redeemed upon the occurrence of certain events outside the Company’s control have been classified as redeemable noncontrolling interest using the mezzanine presentation on the balance sheet between liabilities and stockholders’ equity, retroactively to all periods presented.
Since December 2007, significant modifications have been made to Brazilian GAAP as part of a convergence project with International Financial Reporting Standards (IFRS) and as from 2010 full year financial statements the convergence will be completed and therefore the IFRS will be the accounting practice adopted in Brazil. The Company does not expect to discontinue the US GAAP reporting during 2010.
Our consolidated interim financial information for the three-month periods ended December 31, 2009, September 30, 2009 and December 31, 2008, presented herein are unaudited. However, in our opinion, such consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods.
The Brazilian Real is the parent Company’s functional currency. We have selected the US dollar as our reporting currency.
All assets and liabilities have been translated to US dollars at the closing rate of exchange at each balance sheet date (or, if unavailable, the first available exchange rate). All statement of income accounts have been translated to US dollars at the average exchange rates prevailing during the respective periods. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account (“CTA”) in stockholders’ equity.
The results of operations and financial position of our entities that have a functional currency other than the US dollar, have been translated into US dollars and adjustments to translate those statements into US dollars are recorded in the CTA in stockholders’ equity.
The exchange rates used to translate the assets and liabilities of the Brazilian operations at December 31, 2009 and 2008, were R$1.7412 and R$2.3370, respectively.
The net transaction gain (loss) included in our statement of income (“Foreign exchange and indexation gains (losses), net”) was US$665, US$(1,101) and US$1,639 in the years ended December 31, 2009, 2008 and 2007, respectively.
The Company has performed an evaluation of subsequent events through February 10, 2010 which is the date the financial statements were issued.

b) Cash equivalents and short-term investments
Cash flows from overnight investments and fundings are reported net. Short-term investments that have a ready market and original maturities of 90 days or less are classified as “Cash equivalents”. The remaining investments, between 91- to 360-day maturities are stated at fair value and presented as “Short-term investments”.
c) Long-term
Assets and liabilities that are realizable or due more than 12 months after the balance sheet date are classified as long-term.
d) Inventories
Inventories are recorded at the average cost of purchase or production, reduced to market value (net realizable value less a reasonable margin) when lower. Stockpiled inventories are accounted for as processed when they are removed from the mine. The cost of finished goods comprises depreciation and all direct costs necessary to convert stockpiled inventories into finished goods.
We classify proven and probable reserve quantities attributable to stockpiled inventories as inventories. These reserve quantities are not included in the total proven and probable reserve quantities used in the units of production, depreciation, depletion and amortization calculations.
We periodically assess our inventories to identify obsolete or slow-moving inventories, and if needed we recognize definitive allowances for them.
e) Removal of waste materials to access mineral deposits
Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.
Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that stripping costs are incurred.
f) Property, plant and equipment and intangible assets
Property, plant and equipment are recorded as cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line method at annual average rates which take into consideration the useful lives of the assets, as follows: 3.73% for railroads, 1.5% for buildings, 4.23% for installations and 7.73% for other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.
We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed. Once the economic viability of mining activities is established, subsequent development costs are capitalized.
Separately acquired intangible assets are shown at historical cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. All our intangible assets have definite useful lives and are carried at cost less accumulated amortization, which is calculated using the straight-line method over their estimated useful lives.
g) Business combinations
We adopt business combinations to record acquisitions of interests in other companies. This “purchase method” requires that we reasonably determine the fair value of the identifiable tangible and intangible assets and liabilities of acquired companies and segregate goodwill as an intangible asset.

We assign goodwill to reporting units and test each reporting unit’s goodwill for impairment at least annually, and whenever circumstance indicating that recognized goodwill may not be fully recovered are identified. We perform the annual goodwill impairment tests during the last quarter of the year.
Goodwill is reviewed for impairment utilizing a two step process. In the first step, we compare a reporting unit’s fair value with its carrying amount to identify any potential goodwill impairment loss. If the carrying amount of a reporting unit exceeds the unit’s fair value, based on a discounted cash flow analysis, we carry out the second step of the impairment test, measuring and recording the amount, if any, of the unit’s goodwill impairment loss.
h) Impairment of long-lived assets
All long-lived assets, are tested to determine if they are recoverable from operating earnings on an undiscounted cash flow basis over their useful lives whenever events or changes in circumstance indicate that the carrying value may not be recoverable.
When we determine that the carrying value of long-lived assets and definite-life intangible assets may not be recoverable, we measure any impairment loss based on a projected discounted cash flow method using a discount rate determined to be commensurate with the risk inherent in our current business model.
i) Available-for-sale equity securities
Equity securities classified as “available-for-sale” are recorded pursuant to accounting for certain investments in debt and equity securities. Accordingly, we classify unrealized holding gains and losses, net of taxes, as a separate component of stockholders’ equity until realized.
j) Compensated absences
The liability for future compensation for employee vacations is fully accrued as earned.
k) Derivatives and hedging activities
We apply accounting for derivative financial instruments and hedging activities, as amended. This standard requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge and has been effective during the period.
l) Asset retirement obligations
Our retirement obligations consist primarily of estimated closure costs, the initial measurement of which is recognized as a liability discounted to present value and subsequently accreted through earnings. An asset retirement cost equal to the initial liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.
m) Revenues and expenses
Revenues are recognized when title is transferred to the customer or services are rendered. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from logistic services is recognized when the service order has been fulfilled. Expenses and costs are recognized on the accrual basis.
n) Income taxes
The deferred tax effects of tax loss carryforwards and temporary differences are recognized pursuant to accounting for income taxes. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recovered in the future.

o) Earnings per share
Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.
p) Interest attributed to stockholders’ equity (dividend)
Brazilian corporations are permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year nor 50% of retained earnings plus revenue reserves as determined by “Brazilian GAAP”.
As the notional interest charge is tax deductible in Brazil, the benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend (Note 17). This notional interest distribution is treated for accounting purposes as a deduction from stockholders’ equity in a manner similar to a dividend and the tax credit recorded in income.
q) Pension and other post retirement benefits
We sponsor private pensions and other post retirement benefits for our employees which are actuarially determined and recognized as an asset or liability or both depending on the funded or unfunded status of each plan in accordance with employees’ accounting for defined benefit pension and other post retirement plans”. The cost of our defined benefit and prior service costs or credits that arise during the period and are not components of net periodic benefit costs are recorded in other cumulative comprehensive income (deficit).
4	Accounting pronouncements
a) Newly issued accounting pronouncements
Accounting Standards Update (ASU) number 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 and are expected to provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The Company will adopt this update in 2010 and does not expect relevant impacts on fair value information currently disclosed.
In June 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to Interpretation No. 46(R) on the accounting and disclosure requirements for the consolidation of variable interest entities (“VIEs”). Subsequently, in December 2009, the Accounting Standards Update (ASU) number 2009-17 Amendments to FASB Interpretation No. 46(R) was issued. The amendments replace the quantitative-based risks and rewards calculation, for determining which reporting entity has a controlling financial interest in a VIE, with a qualitative analysis when determining whether or not it must consolidate a VIE. The newly required approach is focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amendments also require an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendments eliminated the scope exception on qualifying special-purpose entities (“QSPE”) and require enhanced disclosures about: involvement with VIEs, significant changes in risk exposures, impacts on the financial statements, and, significant judgments and assumptions used to determine whether or not to consolidate a VIE. The Company will adopt these amendments in 2010. We are currently assessing the potential impacts of this pronouncement and do not expect major changes to the reported financial information.
In June 2009, the “FASB” issued an amendment to the accounting and disclosure requirements for transfers of financial assets. Subsequently, in December 2009, the Accounting Standards Update (ASU) number 2009-16 Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 was issued. The amendments improve financial reporting requiring greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and also change the requirements for derecognizing financial assets. In addition, the amendments eliminate the exceptions for QSPE from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. The Company will adopt the amendments in 2010 and do not expect major effect to its financial statements.

Accounting Standards Update (ASU) number 2009-08 Earning per share issued by the FASB provides additional guidance related to calculation of earnings per share. This guidance amends ASC 260.
The Company understands that the other recently issued accounting pronouncements, that are not effective as of and for the year ended December 31, 2009, are not expected to be relevant for its consolidated financial statements.
b) Accounting standards adopted in 2009
Accounting Standards Update (ASU) number 2009-05 Fair value measurements and disclosures issued by the FASB provides additional guidance related to address the lack of observable market information to measure the fair value of a liability. This guidance amends ASC 820. It is effective after the issuance. The Company already adopts these statements.
In June 2009, the FASB issued the FASB Accounting Standards Codification (Codification). The Codification became the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and does not have an affect on our financial position, results of operations or liquidity.
In June 2009, we adopted a newly issued accounting standard for accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The standard is effective for interim or annual periods ending after June 15, 2009. The Company already adopts this statement.
In June 2009, we adopted a newly issued accounting standard for fair value of financial instruments which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This standard also requires these disclosures in summarized financial information at interim reporting periods. This standard shall be effective for interim reporting periods ending after June 15, 2009, and we have not opted for early adoption of this standard for the three-month period ended March 31, 2009. The application of this standard will expand the Company’s disclosures regarding the use of fair value in interim periods. The required information is disclosed in Note 22 (d).
In January 2009, we adopted a newly issued accounting standard regarding disclosure of derivative instruments and hedging activities. As such, entities must now provide qualitative disclosure about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gain and losses on derivative instruments and disclosures about credit-risk related contingent features in derivative agreements on a quarterly basis regarding how and why the entity uses derivatives, how derivatives and related hedged items are accounted for under the new standard and how derivatives and related hedged items affect the entity’s financial position, performance and cash flows. The required information is disclosed in Note 25. In addition, unrealized gains or losses on derivatives, previously reported net on balance sheet are presented gross as assets and liabilities. Comparative information for 2008 have been reclassified.
In January 2009, we adopted a newly issued accounting standard for noncontrolling interests. This new accounting standard clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and consolidated statements of changes in stockholders’ equity. Noncontrolling interests that could be redeemed upon the occurrence of certain events outside the Company’s control have been classified as redeemable noncontrolling interest using the mezzanine presentation on the balance sheet between liabilities and stockholders’ equity, retroactive to all periods presented.

In January 2009, we adopted a newly issued accounting standard that applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.
5	Major acquisitions and disposals
a) Mineração Corumbá Reunidas S.A.
In September 2009, we acquired from Rio Tinto Plc, Mineração Corumbá Reunidas S.A. (MCR). MCR is the owner of an iron ore mining operation with high iron content and a strategic importance to our product portfolio, adding a substantial volume of lump ore to our reserves.
The purchase price allocation for Mineração Corumbá Reunidas S.A. is as follows:

Valuation

Total disbursements (*)	814
Cash acquired	(12)

Purchase price	802

Book value of assets acquired and liabilities assumed, net of cash acquired	(240)

Adjustment to fair value of inventory	(84)
Adjustment to fair value of property, plant and equipment	(754)
Adjustment to fair value of intangible assets	(14)
Deferred taxes on the above adjustments	290

Total fair value adjustment	(562)

(*)	Including the payment related to working capital adjustment.
The acquired business contributed revenues of US$24 and net profit of US$(16) to our for the period from October 1, 2009 to December 31, 2009. If the acquisition had occurred on January 1, 2009, our revenue would have been US$52, and profit before tax would have been US$(88). These amounts have been calculated using the Company’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangibles assets applied from January 1, 2009.
b) Diamond Coal Ltd
In March 2009, we acquired 100% of Diamond Coal Ltd. that owns coal assets in Colombia for US$300, from Cement Argos. Cash payment was made during the quarter ending June 30, 2009.
The primary reason for the acquisition was that the coal assets are an important part of our growth strategy. Therefore, Vale is seeking to build a coal asset platform in Colombia, as it is the world’s third largest exporter of high-quality thermal coal, given its low level of sulfur and high calorific value.
The purchase price allocation for Diamond Coal Ltd. is as follows:

Valuation

Total disbursements	300

Adjustment to fair value of property, plant and equipment	(280)
Deferred taxes on above adjustments	92

Total adjustment	(188)

c) Green Mineral Resources
In February 2009, we acquired Green Mineral Resources that owns the Regina Project (Canada) and Colorado Project (Argentina) which are in development stage, from Rio Tinto, for US$850.
The acquisition of potash assets is aligned with Vale’s strategy to become a large producer of fertilizers to benefit from the exposure to rising global consumption.

The purchase price allocation for Green Mineral Resources is as follows:

Valuation

Total disbursements	857
Cash acquired	(7)

Purchase price	850

Book value of assets acquired and liabilities assumed, net of cash acquired	(97)

Adjustment to fair value of property, plant and equipment	(1,159)
Deferred taxes on above adjustments	406

Total adjustment	(753)

d) Other transactions
In September 2009, we concluded an agreement with ThyssenKrupp Steel AG signed in July, to increase our stake in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (CSA) to 26.87%, through a capital subscripton of US$1,424.
In April 2009, we concluded the sale of all common shares we held in Usiminas Siderúrgicas de Minas Gerais S.A. — Usiminas, for US$273 generating a gain of US$153.
In March 2009, we acquired 50% of the joint venture with African Rainbow Minerals Limited of Teal Minerals Incorporated for US$60.
In February 2008, we sold our interest in Jubilee Mines N.L. (held through Vale Inco), representing 4.83% of its common shares, for US$134 generating a gain of US$80.
6	Income taxes
Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%. In other countries where we have operations, the applicable tax rates vary from 1.67% to 40%.
We analyze the potential tax impact associated with undistributed earnings by each of our subsidiaries. For those subsidiaries in which the undistributed earnings would be taxable when remitted to the parent company, but we meet the criteria in paragraph 12 of APB 23, no deferred tax is recognized.
The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	December 31, 2009			September 30, 2009			December 31, 2008
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and noncontrolling interests	419	324	743	2,894	(400)	2,494	(2,489)	2,573	84
Exchange variation (not taxable) or not deductible	—	446	446	—	929	929	—	(1,962)	(1,962)

	419	770	1,189	2,894	529	3,423	(2,489)	611	(1,878)

Tax at Brazilian composite rate	(142)	(262)	(404)	(984)	(180)	(1,164)	846	(208)	638
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	502	—	502	—	—	—	238	—	238
Difference on tax rates of foreign income	—	418	418	—	169	169	—	347	347
Tax incentives	66	—	66	6	—	6	(48)	—	(48)
Other non-taxable, income/non deductible expenses	17	157	174	(20)	83	63	(68)	78	10

Income tax per consolidated statements of income	443	313	756	(998)	72	(926)	968	217	1,185

	Year ended December 31,
	2009			2008			2007
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and noncontrolling interests	10,024	(2,901)	7,123	2,434	10,783	13,217	7,769	7,464	15,233
Exchange variation (not taxable) or not deductible	—	5,162	5,162	—	(2,887)	(2,887)	—	853	853

	10,024	2,261	12,285	2,434	7,896	10,330	7,769	8,317	16,086

Tax at Brazilian composite rate	(3,408)	(769)	(4,177)	(828)	(2,685)	(3,513)	(2,641)	(2,828)	(5,469)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	502	—	502	692	—	692	474	—	474
Difference on tax rates of foreign income	—	1,079	1,079	—	1,728	1,728	—	1,729	1,729
Tax incentives	148	—	148	53	—	53	173	—	173
Other non-taxable, income/non-deductible expenses	100	248	348	287	218	505	80	(188)	(108)

Income taxes per consolidated statements of income	(2,658)	558	(2,100)	204	(739)	(535)	(1,914)	(1,287)	(3,201)

Vale and some related companies in Brazil were granted with a tax incentive that provides for a partial reduction of the income tax due related to certain regional operations of iron ore, railroad, manganese, copper, bauxite, alumina, aluminum, kaolin and potash. The tax benefit is calculated based on taxable profit adjusted by the tax incentive (so-called “exploration profit”) taking into consideration the operational profit of the projects that benefit from the tax incentive during a fixed period. In general, such tax incentives expire in 2018. Part of the northern railroad and iron ore operations have been granted with tax incentives for a period of 10 years starting as from 2009. The tax savings must be registered in a special capital (profit) reserve in the net equity of the entity that benefits from the tax incentive and cannot be distributed as dividends to the stockholders.
We are also allowed to reinvest part of the tax savings in the acquisition of new equipment to be used in the operations that enjoy the tax benefit subject to subsequent approval from the Brazilian regulatory agencies Superintendência de Desenvolvimento da Amazônia — SUDAM and Superintendência de Desenvolvimento do Nordeste — SUDENE. When the reinvestment is approved, the corresponding tax benefit must also be accounted in a special profit reserve and is also subject to the same restrictions with respect to future dividend distributions to the stockholders.
We also have income tax incentives related to our Goro project under development in New Caledonia (“The Goro Project”). These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50% income tax holiday. The Goro Project also qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro Project is in operation. We obtained tax incentives for its projects in Mozambique, Oman and Malaysia, that will become effective when those projects start their commercial operation.
We are subject to examination by the tax authorities for up to five years regarding our operations in Brazil, up to ten years for Indonesia, and up to seven years for Canada for income taxes.
Brazilian tax loss carryforwards have no expiration date, though offset is restricted to 30% of annual taxable income.
On January 1, 2007, Company adopted the provisions Accounting for Uncertainty in Income Taxes.

The reconciliation of the beginning and ending amounts is as follows: (see note 20(b) tax — related actions)

	Three-month period ended (unaudited)
	December	September	December	Year ended of December 31,
	31, 2009	30, 2009	31, 2008	2009	2008	2007
Beginning and end of the period	812	761	1,004	657	1,046	663

Increase resulting from tax positions taken	6	20	(269)	47	103	264
Decrease resulting from tax positions taken	(439)	(34)	91	(474)	(261)	(47)
Changes in tax legislation	—	—	—	—	2	29
Cumulative translation adjustments	17	65	(169)	166	(233)	137

End of the period	396	812	657	396	657	1,046

There has been write-off of values provisioned referring to discussion about compensation for taxes losses and negative basis of social contribution above 30% due to withdrawal of the action and therefore the extinction of process with release of funds deposited in escrow in favor of the Union.
Recognized deferred income tax assets and liabilities are composed as follows:

	As of December 31
	2009	2008
Current deferred tax assets
Accrued expenses deductible only when disbursed	852	583

Long-term deferred tax assets and liabilities

Assets
Employee postretirement benefits provision	384	171
Tax loss carryforwards	324	119
Other temporary differences	842	548
Asset retirement obligation	259	207

	1,809	1,045

Liabilities
Unrealized tax indexation effects	(154)	(108)
Property, plant and equipment	(79)	(47)
Prepaid retirement benefit	(435)	(199)
Fair value adjustments in business combinations	(5,929)	(4,446)
Social contribution	(758)	—
Other temporary differences	(103)	(128)

	(7,458)	(4,928)

Valuation allowance
Beginning balance	(122)	(104)
Translation adjustments	(25)	18
Change in allowance	41	(36)

Ending balance	(106)	(122)

Net long-term deferred tax liabilities	(5,755)	(4,005)

7	Cash and cash equivalents

	As of December 31
	2009	2008

Cash	728	767
Short-term investments	6,565	9,564

	7,293	10,331

All the above mentioned short-term investments are made through the use of low risk fixed income securities, in a way that: the ones denominated in Brazilian reais are concentrated in investments indexed to the CDI, and the ones denominated in US dollars are mainly time deposits, with the original due date less than three months.

8	Short-term investments

	As of December 31
	2009	2008

Time deposit	3,747	2,308

Represent low risk investments with original due date over three months.
9	Account receivable

	As of December 31
	2009	2008

Customers
Denominated in Brazilian Reais	885	461
Denominated in other curriencies, mainly US dollars	2,362	2,828

	3,247	3,289

Allowance for doubtful accounts	(127)	(85)

Total	3,120	3,204

Accounts receivable from customers in the steel industry represent 51.1% of receivables at December 31, 2009.
No single customer accounted for more than 10% of total revenues.
Additional allowances for doubtful accounts charged to the statement of income as expenses in 2009 and 2008 totaled US$48 and US$9, respectively. We wrote-off US$8 in 2009 and US$ nil in 2008.
10	Inventories

	As of December 31
	2009	2008

Finished products

Nickel (co-products and by-products)	1,083	1,514
Iron ore and pellets	677	728
Manganese and ferroalloys	164	199
Aluminum products	135	150
Kaolin	42	40
Copper concentrate	35	26
Coal	51	43
Others	51	80
Spare parts and maintenance supplies	958	1,116

	3,196	3,896

In 2009, there were no adjustments to reduce inventories to the market value. In 2008 we recorded an adjustment to reduce nickel inventory, in an amount of US$ 77.
11	Recoverable taxes

	As of December 31
	2009	2008

Income tax	908	1,646
Value-added tax — ICMS	290	258
PIS and COFINS	1,052	380
Others	78	103

Total	2,328	2,387

Current	1,511	1,993
Non-current	817	394

	2,328	2,387

12	Property, plant and equipment and intangible assets
By type of assets:

	As of December 31, 2009			As of December 31, 2008
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net
Land	284	—	284	182	—	182
Buildings	4,324	1,143	3,181	3,742	905	2,837
Installations	14,063	4,160	9,903	9,990	2,748	7,242
Equipment	7,499	2,380	5,119	5,391	1,626	3,765
Railroads	6,685	2,016	4,669	5,830	1,358	4,472
Mine development costs	20,205	2,957	17,248	15,976	2,062	13,914
Others	10,418	3,123	7,295	4,974	1,639	3,335

	63,478	15,779	47,699	46,085	10,338	35,747
Construction in progress	19,938	—	19,938	12,707	—	12,707

Total	83,416	15,779	67,637	58,792	10,338	48,454

Losses on disposal of property, plant and equipment totaled US$293, US$376 and US$168 in 2009, 2008 and 2007, respectively. Mainly relate to losses on sales of ships and trucks, locomotives and other equipment, which were replaced in the normal course of business.
Assets given in guarantee of judicial processes totaled US$222 as of December 31, 2009.
Hydroelectric assets
We participate in several jointly-owned hydroelectric plants, already in operation or under construction, in which we record our undivided interest in these assets as property, plant and equipment.
At December 31, 2009 the cost of hydroelectric plants in service totaled US$1,382 (December 31, 2008 US$1,162) and the related depreciation in the year was US$372 (December 31, 2008 US$304). The cost of hydroelectric plant under construction at December 31, 2009 totaled US$521 (December 31, 2008 US$206). Income and operating expenses for such plants were not material.
Intangibles
All of the intangible assets recognized in our financial statements were acquired from third parties, either directly or through a business combination and have definite useful lives from 6 to 30 years.
At December 31, 2009 intangible assets totaled US$1,173 (December 31, 2008 — US$875), and comprised of rights granted by the government — North-South Railroald of US$924 and off take-agreements of US$239.

13	Investments in affiliated companies and joint ventures

	December 31, 2009						Equity in earnings (losses) of investee adjustments						Dividends Received
				Net			Three-month period ended						Three-month period ended
				income			(unaudited)						(unaudited)
	Participation in			(loss) of	Investments		December	September	December	Year ended December 31,			December	September	December	Year ended December 31,
	capital (%)		Net equity	the period	2009	2008	31, 2009	30, 2009	31, 2008	2009	2008	2007	31, 2009	30, 2009	31, 2008	2009	2008	2007
	Voting	Total
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	260	(25)	132	110	(15)	(5)	18	(12)	84	12	—	—	—	20	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	164	(23)	83	73	(3)	(1)	7	(12)	59	9	—	—	—	—	6	16
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (1)	50.00	50.00	118	(34)	59	55	(9)	(23)	4	(17)	44	19	—	—	13	—	13	21
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	177	23	90	58	4	5	14	12	34	10	—	—	—	—	—	8
Minas da Serra Geral SA — MSG	50.00	50.00	61	3	31	21	—	1	(1)	2	1	3	—	—	—	—	—	—
SAMARCO Mineração SA — SAMARCO (2)	50.00	50.00	1,224	598	673	412	58	110	37	299	315	242	140	—	50	190	300	150
Baovale Mineração SA — BAOVALE	50.00	50.00	61	1	30	26	1	—	1	(3)	6	6	—	—	—	—	—	—
Zhuhai YPM Pellet Co., Ltd. — ZHUHAI	25.00	25.00	51	12	13	13	3	1	3	3	7	—	—	—	—	—	—	—

					1,111	768	39	88	83	272	550	301	140	—	63	210	319	195
Logistic
LOG-IN Logística Intermodal SA	31.33	31.33	374	5	125	94	—	—	6	2	20	8	—	—	—	3	3	—
MRS Logística SA	37.86	41.50	1,126	340	468	326	65	34	87	141	113	117	90	—	—	124	34	51

					593	420	65	34	93	143	133	125	90	—	—	127	37	51
Holdings

Steel

California Steel Industries Inc — CSI	50.00	50.00	300	(21)	150	160	(2)	2	(35)	(10)	11	(1)	—	—	13	—	13	11
THYSSENKRUPP CSA Companhia Siderúrgica (5)	26.87	26.87	7,971	(6)	2,049	443	(6)	—	—	(6)	—	—	—	—	—	—	—	—
Usinas Siderúrgicas de Minas Gerais SA — USIMINAS (4)	—	—	—	—	—	164	—	—	—	8	18	31	—	—	—	7	18	31

	—	—	—	—	2,199	767	(8)	2	(35)	(8)	29	30	—	—	13	7	31	42

Bauxite

Mineração Rio do Norte SA — MRN	40.00	40.00	356	(24)	143	140	(32)	10	22	(10)	62	84	13	—	13	42	99	64

					143	140	(32)	10	22	(10)	62	84	13	—	13	42	99	64
Coal
Henan Longyu Resources Co Ltd	25.00	25.00	999	295	250	176	18	24	15	74	79	46	—	—	27	—	27	42
Shandong Yankuang International Company Ltd	25.00	25.00	(27)	(71)	(7)	11	(4)	(3)	(17)	(18)	(17)	—	—	—	—	—	—	—

					243	187	14	21	(2)	56	62	46	—	—	27	—	27	42

Copper
Teal Minerals Incorporated (3)	50.00	50.00	160	(34)	80	—	(8)	—	—	(18)	—	—	—	—	—	—	—	—

					80	—	(8)	—	—	(18)	—	—	—	—	—	—	—	—

Nickel
Heron Resources Inc (cost US$24) — available-for-sale	—	—	—	—	8	2	—	—	—	—	—	—	—	—	—	—	—	—
Mirabela Nickel Ltd — available-for-sale	—	—	—	—	—	8	—	—	—	—	—	—	—	—	—	—	—	—
Hudbay Minerals — available for sale	—	—	—	—	—	9	—	—	—	—	—	—	—	—	—	—	—	—
Korea Nickel Corp	—	—	—	—	13	21	—	—	—	—	—	—	—	—	—	—	—	—
Skye Resources	—	—	—	—	—	—	—	—	(38)	—	(38)	—	—	—	—	—	—	—
Others — available for sale	—	—	—	—	9	13	—	—	4	—	4	9	—	—	—	—	—	—

	—	—	—	—	30	53	—	—	(34)	—	(34)	9	—	—	—	—	—	—
Other affiliates and joint ventures
Vale Soluções em energia	51.00	51.00	194	—	99	42	—	—	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	87	31	1	—	(2)	(2)	(8)	—	—	—	—	—	—	—

					186	73	1	—	(2)	(2)	(8)	—	—	—	—	—	—	—

					2,881	1,220	(33)	33	(51)	18	111	169	13	—	53	49	157	148

Total					4,585	2,408	71	155	125	433	794	595	243	—	116	386	513	394

(1)
Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders under shareholder agreements preclude consolidation;

(2)	Investment includes goodwill of US$62 in December 2009 and US$46 in December 2008;

(3)	Acquired in March 2009 (Note 5 (d));

(4)	Classified as available-for-sale until investment was sold in April 2009. Equity refers to dividends received;

(5)	See Note 5 (d).

14	Impairment of goodwill and long-lived assets
As described in note 3(g), we test goodwill and long-lived assets for impairment when events or changes in circumstances indicate that they might be impaired. For impairment test purposes goodwill is allocated to reporting units, and are tested at least annually.
No impairment charges were recognized in 2009 as a result of the annual goodwill impairment tests performed. In 2008, an impairment charge, related to nickel operations was recorded in operating results in the amount of US$950.
Management determined cash flows based on approved financial budgets. Gross margin projections were based on past performance and management’s expectations of market developments. Information about sales prices are consistent with the forecasts included in industry reports, considering quoted prices when available and when appropriate. The discount rates used reflect specific risks relating to the relevant assets in each reporting unit, depending on their composition and location.
Recognition of additional goodwill impairment charges in the future would depend on several estimates including market conditions, recent actual results and management’s forecasts. This information shall be obtained at the time when our assessment is to be updated. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.
There were no goodwill movements in 2009, expect for the cumulative translation adjustments.
15	Short-term debt
Short-term borrowings outstanding on December 31, 2009 are from commercial banks for export financing denominated in US dollars, with average annual interest rates of 2.02%.
16	Long-term debt

	Current liabilities		Long-term liabilities
	2009	2008	2009	2008

Foreign debt
Loans and financing denominated in the following currencies:
US dollars	1,543	210	4,332	5,905
Others	29	23	411	167
Fixed Rate Notes — US dollar denominated	—	—	8,481	6,510
Debt securities — export sales (*) — US dollar denominated	150	55	—	149
Perpetual notes	—	—	78	83
Accrued charges	198	217	—	—

	1,920	505	13,302	12,814

Brazilian debt
Brazilian Reais indexed to Long-term Interest Rate - TJLP/CDI and General Price Index-Market (IGPM)	62	33	3,433	1,990
Basket of currencies	1	1	3	4
Non-convertible debentures	861	—	2,592	2,562
US dollars denominated	—	—	568	165
Accrued charges	89	94	—	—

	1,013	128	6,596	4,721

Total	2,933	633	19,898	17,535

(*)	Secured by receivables from future export sales. Redeemed in January, 2010.
The long-term portion at December 31, 2009 falls due as follows:

2011	2,623
2012	1,209
2013	3,250
2014	925
2015 and thereafter	11,518
No due date (Perpetual notes and non-convertible debentures)	373

19,898

At December 31, 2009 annual interest rates on long-term debt were as follows:

Up to 3%	6,696
5.1% to 7%	8,148
7.1% to 9%	5,735
9.1% to 11%	978
Over 11% (*)	1,192
Variable (Perpetual notes)	82

22,831

(*)
Includes non-convertible debentures and other Brazilian Real denominated debt that bear interest at the Brazilian Interbank Certificate of Deposit (CDI) and Brazilian Government Long-term Interest Rates (TJLP) plus a spread. For these operations we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$6,675 of which US$3,949 has original interest rate between 7.1% and 9% per year the remaining amount has original interest rate above 9% per year. The average cost after taking into account the derivative transactions is 4.47% per year.

Vale has non-convertible debentures denominated in Brazilian Reais as follows:

	Quantity as of December 31, 2009				Balance
Non-Convertible Debentures	Issued	Outstanding	Maturity	Interest	2009	2008

1st Series	150,000	150,000	November 20, 2010	101.75% CDI	869	651
2nd Series	400,000	400,000	November 20, 2013	100% CDI + 0.25%	2,318	1,736
Tranche ‘B’	5	5	No due date	6.5% p.a + IGP-DI	295	209

					3,482	2,596

Short-term portion					861	—
Long-term portion					2,592	2,562
Accrued charges					29	34

					3,482	2,596

The indexation indices/ rates applied to our debt were as follows (unaudited):

	Three-month period ended			Year ended
	December	September	December	December 31,
	31, 2009	30, 2009	31, 2008	2009	2008

TJLP — Long-Term Interest Rate (effective rate)	1.5	1.6	1.5	6.2	6.3
IGP-M — General Price Index — Market	(0.1)	(0.4)	1.2	(1.7)	9.8
Appreciation (devaluation) of Real against US dollar	2.1	9.8	(18.1)	34.2	(24.2)
In November, 2009, Vale issued US$1 billion of 30-year notes through its wholly-owned subsidiary Vale Overseas, fully and unconditionaly guaranteed by Vale. These notes will mature in November 2039 and will bear a coupon of 6.875% per year, payable semi-annually, at a price of 98.564% of the principal amount.
In September, 2009, Vale issued US$1 billion of 10-year notes through its wholly-owned subsidiary Vale Overseas, fully and unconditionaly guaranteed by Vale. These notes will mature in September 2019 and will bear a coupon of 5.625% per year, payable semi-annually, at a price of 99.232% of the principal amount.
In January 2008 we entered into a trade finance agreement with a Brazilian bank in the amount of US$1,147 with final maturity in 2018.
Credit Lines
In November, 2009, Vale has signed a US$300 export facility agreement, through its subsidiary PT International Nickel Indonesia Tbk (PTI), with Japanese financial institutions using credit insurance provided by Nippon Export and Investment Insurance — NEXI, to finance the construction of the Karebbe hydroelectric power plant on the Larona river, island of Sulawesi, Indonesia. Through December 31, 2009, PT International had drawn down US$150 this facility.

During 2008, we entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social — BNDES (the Brazilian National Development Bank) in the amount of US$4 billion and with Japanese financing agencies in the amount of US$5 billion, of which US$3 billion with Japan Bank for International Cooperation — JBIC and US$2 billion with Nippon Export and Investment Insurance — NEXI related to future lines of credit to finance mining, logistics and power generation projects as part of our investment program for 2008-2012. Through December 31, 2009, Vale had drawn down US$892 of the committed credit facility with BNDES.
Additionally, we have revolving credit lines available under which amounts can be drawn down and repaid at the option of the borrower. At December 31, 2009, the total amount available under revolving credit lines was US$1,900, of which US$1,150 was granted to Vale International and the balance to Vale Inco. As of December 31, 2009, neither Vale International nor Vale Inco had drawn any amounts under these facilities, but US$115 of letters of credit were issued and remained outstanding pursuant to Vale Inco’s facility.
Guarantee
On December 31, 2009, US$753 (December 31, 2008 — US$556) of the total aggregate outstanding debt were secured, being US$152 (December 31, 2008 — US$204) guaranteed by receivables from future export sales of CVRD Overseas Ltd., US$34 (December 31, 2008 — US$57) guaranteed by the Brazilian Federal Government and US$567 (December 31, 2008 — US$295) guaranteed by other receivables. The remaining outstanding debt in the amount of US$22,078 (December 31, 2008 — US$17,612) was unsecured.
Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of default as of December 31, 2009.
17	Stockholders’ equity
Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer permanent veto rights over certain matters.
Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income under Brazilian GAAP, once declared at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the Brazilian GAAP equity value per share.
In October 2009 the Board of Directors approved the payment of the second tranche of the minimum dividend, and an amount of additional dividends to be distributed, totaling US$ 1,500, corresponding to US$ 0.28775711 per common or preferred share in circulation.
In April 2009, we paid US$1,250 as a first installment of the dividend to stockholders. The distribution was made in the form of dividends.
In July 2008, we issued 80,079,223 common ADS, 176,847,543 common shares, 63,506,751 preferred ADS and 100,896,048 preferred shares through a global equity offering. Our capital increased by US$11,666, upon subscription of preferred stock of US$4,146 corresponding to 164,402,799 shares and common stock of US$7,520 corresponding to 256,926,766 shares. In August 2008, we issued an additional 24,660,419 preferred shares, representing an increase of US$628. After the closing of the operation, our capital stock increased by US$12,294 in 2008; the transaction costs of US$105 were recorded as a reduction of the additional paid-in capital account.
Vale issued mandatory convertible notes, as follows:

	Date		Value
Headings	Emission	Expiration	Gross	Net of charges	Coupon
Tranches Rio and Rio P	June/2007	June/2010	1,880	1,869	5.50	% p.a.
Tranches Vale and Vale P- 2012	July/2009	June/2012	942	934	6.75	% p.a.

The notes pay a coupon quarterly and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders. These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory; consequently, they were recognized as a specific component of shareholders’ equity, net of financial charges.
The funds linked to future mandatory conversion, net of charges are equivalent to the maximum of common shares and preferred shares, as follows. All the shares are currently held in treasury.

	Maximum amount of action			Value
Headings	Common		Preferred	Common	Preferred
Tranches Rio and Rio	P	56,582,040	30,295,456	1,296	584
Tranches Vale and Vale P- 2012		18,415,859	47,284,800	293	649
On October 30, 2009, we paid additional interest to holders of the mandatorily convertible notes of series RIO and series RIO P, equal to the US dollar equivalent of R$0.857161 and R$1.017334 per notes, respectively, and to the holders of the mandatorily convertible notes of series VALE-2012 and VALE.P-2012, equal to the US dollar equivalent of R$1.236080 and R$1.429662 per notes, respectively.
In April 2009 we paid to holders of the mandatorily convertible notes of series RIO and series RIO P, the US dollar equivalent of US$0.490922 and US$0.582658, respectively.
Brazilian law permits the payment of cash dividends only from retained earnings as stated in BR GAAP statutory records and such payments are made in Brazilian Reais. Pursuant to the Company’s statutory books, undistributed retained earnings at December 31, 2009, totaled US$26,150, comprising the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders, after deducting the minimum annual mandatory dividend.
No withholding tax is payable on distribution of profits earned except for distributions in the form of interest attributed to stockholders’ equity (Note 3 (p)).
Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Three-month period ended (unaudited)
	December	September	December	Year ended December 31,
	31, 2009	30, 2009	31, 2008	2009	2008	2007
Undistributed retained earnings
Unrealized income reserve
Beginning of the period	60	55	67	45	73	57
Transfer from (to) retained earnings	(21)	5	(22)	(6)	(28)	16

End of the period	39	60	45	39	45	73
Expansion reserve
Beginning of the period	22,039	20,095	12,857	16,809	13,881	8,485
Transfer to capital stock	—	—	—	—	—	(3,776)
Transfer from (to) retained earnings	4,072	1,944	3,952	9,302	2,928	9,172

End of the period	26,111	22,039	16,809	26,111	16,809	13,881
Legal reserve
Beginning of the period	1,903	1,734	1,212	1,448	1,310	970
Transfer to capital stock	—	—	—	—	—	(370)
Transfer from (to) retained earnings	335	169	236	790	138	710

End of the period	2,238	1,903	1,448	2,238	1,448	1,310
Fiscal incentive investment reserve
Beginning of the period	51	46	47	38	53	43
Transfer to capital stock	—	—	—	—	—	(41)
Transfer from (to) retained earnings	69	5	(9)	82	(15)	51

End of the period	120	51	38	120	38	53

Total undistributed retained earnings	28,508	24,053	18,340	28,508	18,340	15,317

The purpose and basis of appropriation to such reserves is described below:
Unrealized income reserve — this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.
Expansion reserve — this is a general reserve for expansion of our activities.

Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of capital stock all determined under Brazilian GAAP.
Fiscal incentive investment reserve — this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve basically contemplates income tax incentives (Note 6).
Basic and diluted earnings per share
Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended (unaudited)
	December	September	December	Year ended December 31,
	31, 2009	30, 2009	31, 2008	2009	2008	2007
Net income attributable to Company’s stockholders	1,519	1,677	1,367	5,349	13,218	11,825

Interest attributed to preferred convertible notes	(19)	(16)	(15)	(58)	(46)	(16)
Interest attributed to common convertible notes	(23)	(21)	(32)	(93)	(96)	(37)

Net income for the period adjusted	1,477	1,640	1,320	5,198	13,076	11,772

Basic and diluted earnings per share

Income available to preferred stockholders	559	621	507	1,967	5,027	4,552
Income available to common stockholders	876	973	791	3,083	7,823	7,092
Income available to convertible notes linked to preferred shares	21	23	8	75	78	45
Income available to convertible notes linked to common shares	21	23	14	73	148	83
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,030,998	2,030,954	2,042,341	2,030,700	1,946,454	1,889,171
Weighted average number of shares outstanding (thousands of shares) — common shares	3,181,727	3,181,727	3,185,750	3,181,706	3,028,817	2,943,216
Treasury preferred shares linked to mandatorily convertible notes	77,580	77,580	30,295	77,580	30,295	18,478
Treasury common shares linked to mandatorily convertible notes	74,998	74,998	56,582	74,998	56,582	34,510

Total	5,365,303	5,365,259	5,314,968	5,364,984	5,062,148	4,885,375

Earnings per preferred share	0.28	0.31	0.25	0.97	2.58	2.41
Earnings per common share	0.28	0.31	0.25	0.97	2.58	2.41
Earnings per convertible notes linked to preferred share (*)	0.52	0.50	0.76	1.71	4.09	3.30
Earnings per convertible notes linked to common share (*)	0.59	0.59	0.81	2.21	4.29	3.51

(*)	Basic earnings per share only, as dilution assumes conversion
If the conversion of the convertible notes had been included in the calculation of diluted earnings per share they would have generated the following dilutive effect as shown below:

	Three-month period ended (unaudited)
	December	September	December	Year ended December 31,
	31, 2009	30, 2009	31, 2008	2009	2008	2007

Income available to preferred stockholders	599	660	530	2,100	5,151	4,613
Income available to common stockholders	920	1,017	837	3,249	8,067	7,212
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,108,578	2,108,534	2,072,636	2,108,280	1,976,749	1,907,649
Weighted average number of shares outstanding (thousands of shares) — common shares	3,256,725	3,256,725	3,242,332	3,256,704	3,085,399	2,977,726
Earnings per preferred share	0.28	0.31	0.26	1.00	2.61	2.42
Earnings per common share	0.28	0.31	0.26	1.00	2.61	2.42

18	Pension plans
Since 1973 we sponsor a supplementary social security plan with characteristics of a defined benefit plan (the “Old Plan”) covering substantially all Brazilian employees, with benefits calculated based on years of service, age, contribution salary and supplementary social security benefits. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social – VALIA (“Valia”) and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals.
In May 2000, we implemented a new supplementary social security plan with characteristics of defined contribution, which complements the earnings of programmed retirements. The plan offers benefits to cover death, physical invalidity, and sickness, with defined benefit characteristics. Brazilian employees could opt to migrate to the “New Plan” (a Benefit Mix Plan – Vale Mais) which was taken up by over 98% of our employees. The Old Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.
Additionally we provide supplementary payments to a specific group of former Brazilian employees, in addition to the regular benefits from Valia. The plan provides postretirement health care, dental and pharmaceutical benefits.
Upon the acquisition of Inco, we assumed benefits through defined benefit pension plans that cover essentially all its employees and post retirement benefits other than pensions that also provide certain health care and life insurance benefits for retired employees.
The following information details the status of the defined benefit elements of all plans in accordance with “employers’ disclosure about pensions and other post retirement benefits” and “employers’ accounting for defined benefit pension and other postretirement plans”, as amended.
We use a measurement date of December 31 for our pension and post retirement benefit plans.
a)	Change in benefit obligation

	As of December 31
	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Benefit obligation at beginning of year	2,424	3,031	1,069	3,178	4,436	1,671
Service cost	11	43	17	11	60	25
Interest cost	313	249	88	309	245	85
Plan amendment	—	—	—	—	16	—
Benefits paid	(226)	(279)	(65)	(283)	(291)	(70)
Effect of exchange rate changes	843	555	187	(779)	(775)	(272)
Actuarial loss (gain)	296	324	135	(12)	(660)	(370)

Benefit obligation at end of year	3,661	3,923	1,431	2,424	3,031	1,069

b)	Change in plan assets

	As of December 31
	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of plan assets at beginning of year	3,043	2,507	9	4,187	3,762	10
Actual return on plan assets	1,121	402	1	57	(603)	1
Employer contributions	40	155	65	41	272	70
Benefits paid	(226)	(279)	(65)	(283)	(291)	(70)
Effect of exchange rate changes	1,018	444	1	(959)	(633)	(2)

Fair value of plan assets at end of year	4,996	3,229	11	3,043	2,507	9

Plan assets at December 31, 2009 included US$587 (US$188 at December 31, 2008) and US$69 (US$53 at December 31, 2008) of portfolio investments in our own shares and debentures, respectively, and US$64 (US$44 at December 31, 2008) of shares of related parties. They also included US$3,261 of Brazilian Federal Government securities (US$2,472 at December 31, 2008) and US$391 of Canada Federal Government securities (US$347 at December 31, 2008).
c) Funded Status and Financial Position

	As of December 31
	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Other assets	1,335	—	—	619	—	3
Current liabilities	—	62	82	—	38	64
Non-current liabilities	—	632	1,338	—	486	999

Funded status	1,335	694	1,420	619	524	1,060

d) Assumptions used (nominal terms)

	Brazil
	As of December 31
	2009						2008
	Overfunded		Underfunded		Underfunded		Overfunded		Underfunded		Underfunded
	pension plans		pension plans		other benefits		pension plans		pension plans		other benefits
Discount rate	11.08	% p.a.	11.08	% p.a.	11.08	% p.a.	11.28	% p.a.	11.28	% p.a.	11.28	% p.a.
Expected return on plan assets	12.00	% p.a.	11.50	% p.a.	—		12.22	% p.a.	13.00	% p.a.	—
Rate of compensation increase — up to 47 years	7.64	% p.a.	7.64	% p.a.	—		7.12	% p.a.	—		—
Rate of compensation increase — over 47 years	4.50	% p.a.	4.50	% p.a.	—		4.00	% p.a.	—		—
Inflation	4.50	% p.a.	4.50	% p.a.	4.50	% p.a.	4.00	% p.a.	4.00	% p.a.	4.00	% p.a.
Health care cost trend rate	—		—		7.63	% p.a.	—		—		7.12	% p.a.

	Foreign
	As of December 31
	2009				2008
	Underfunded		Underfunded		Underfunded		Underfunded
	pension plans		other benefits		pension plans		other benefits
Discount rate	6.21	% p.a.	6.20	% p.a.	5.58	% p.a.	7.32	% p.a.
Expected return on plan assets	7.00	% p.a.	6.23	% p.a.	6.99	% p.a.	7.35	% p.a.
Rate of compensation increase — up to 47 years	4.11	% p.a.	3.58	% p.a.	4.12	% p.a.	3.58	% p.a.
Rate of compensation increase — over 47 years	4.11	% p.a.	3.58	% p.a.	4.12	% p.a.	3.58	% p.a.
Inflation	2.00	% p.a.	2.00	% p.a.	2.00	% p.a.	2.00	% p.a.
Health care cost trend rate	—		6.04	% p.a.	—		6.19	% p.a.
Expected returns for all plans’ assets are generated within the framework of a long term macroeconomic scenario provided by Tendencias Consultoria and an ALM — Asset Liability Modelling study prepared by Mercer Consulting.
e) Pension costs

	Three-month period ended (unaudited)
	December 31, 2009
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	4	14	5
Interest cost on projected benefit obligation	117	93	32
Expected return on assets	(161)	(68)	—
Amortizations and (gain) / loss	5	4	(19)
Net deferral	—	1	3

Net periodic pension cost (credit)	(35)	44	21

	Three-month period ended (unaudited)
	September 30, 2009
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	3	11	4
Interest cost on projected benefit obligation	81	64	18
Expected return on assets	(112)	(47)	(1)
Amortizations and (gain) / loss	4	—	—
Net deferral	—	4	(4)

Net periodic pension cost (credit)	(24)	32	17

	Three-month period ended (unaudited)
	December 31, 2008
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	3	13	5
Interest cost on projected benefit obligation	86	53	21
Expected return on assets	(143)	(57)	(5)
Amortizations and (gain) / loss	4	(2)	6
Net deferral	(1)	11	(2)

Net periodic pension cost (credit)	(51)	18	25

	Year ended December 31,
	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the year	11	43	17	11	60	25
Interest cost on projected benefit obligation	313	255	88	309	245	85
Expected return on assets	(431)	(202)	(1)	(515)	(253)	(5)
Amortizations and (gain) / loss	14	3	(19)	15	—	—
Net deferral	—	14	(14)	(5)	11	(2)

Net periodic pension cost (credit)	(93)	113	71	(185)	63	103

f) Accumulated benefit obligation

	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Accumulated benefit obligation	3,645	3,826	1,431	2,415	2,955	1,069
Projected benefit obligation	3,661	3,923	1,431	2,424	3,031	1,069
Fair value of plan assets	(4,996)	(3,229)	(11)	(3,043)	(2,507)	(9)
g) Impact of 1% variation in assumed health care cost trend rate

	1% increase		1% decrease
	2009	2008	2009	2008
	Overfunded	Underfunded	Overfunded	Underfunded
	pension plans	pension plans	pension plans	pension plans
Accumulated postretirement benefit obligation (APBO)	199	134	(163)	(110)
Interest and service costs	18	18	(14)	(14)
h) Other Cumulative Comprehensive Income (Deficit)

	As of December 31
	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Net transition (obligation) / asset	2	—	—	(16)	—	—
Net actuarial (loss) / gain	79	(338)	301	(240)	(206)	402
Effect of exchange rate changes	(91)	(7)	(4)	(18)	10	3
Deferred income tax	3	111	(94)	94	83	(146)

Amounts recognized in other cumulative comprehensive income (deficit)	(7)	(234)	203	(180)	(113)	259

i) Change in Other Cumulative Comprehensive Income (Deficit)

	As of December 31
	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Net transition (obligation) / asset not yet recognized in NPPC at beginning of the year	(12)	—	—	(31)	—	—
Net actuarial (loss) / gain not yet recognized in NPPC at beginning of the year	(261)	(196)	406	94	(41)	95
Deferred income tax at beginning of the year	93	83	(147)	(21)	14	(35)

Effect of initial recognition of cumulative comprehensive Income (deficit)	(180)	(113)	259	42	(27)	60
Amortization of net transition (obligation) / asset	14	—	—	15	—	—
Amortization of net actuarial (loss) / gain	—	5	(19)	(6)	—	—
Total net actuarial (loss) / gain arising during the year	340	(112)	(142)	(328)	(165)	307
Effect of exchange rate changes	(91)	(42)	52	(18)	10	3
Deferred income tax	(90)	28	53	115	69	(111)

Total recognized in other cumulative comprehensive income (deficit)	(7)	(234)	203	(180)	(113)	259

j) Plan assets
Brazilian Plans
The Investment Policy Statements of pension plans sponsored for Brazilian employees are based on a long term macroeconomic scenario and expected returns built by Tendências Consultoria and an ALM – Asset Liability Modeling study prepared by Mercer Consulting. An Investment Policy Statement was established for each obligation by following results of this strategic asset allocation study (ALM) in 2009.
Plans asset allocations comply with pension funds local regulation issued by CMN — Conselho Monetário Nacional (Resolução CMN 3792/09). We are allowed to invest in six different asset classes, defined as segments by the law, as follows: Fixed Income, Equity, Structured Investments (Alternative Investments and Infra-Structure Projects), International Investments, Real Estate and Loans to Participants.
The Investment Policy Statements are approved by the Board, the Executive Directors and two Investments Committees. The internal and external portfolio managers are allowed to exercise the investment discretion under the limitations imposed by the Board and the Investment Committees.
The pension fund has a risk management process with established policies that intend to identify, measure and control all kinds of risks faced by our plans, such as: market, liquidity, credit, operational, systemic and legal.
Foreign plans
The strategy for each of the pension plans sponsored by Vale Inco is based upon a combination of local practices and the specific characteristics of the pension plans in each country, including the structure of the liabilities, the risk versus reward trade-off between different asset classes and the liquidity required to meet benefit payments.
Overfunded pension plans
Brazilian Plans
The Defined Benefit Plan (the “Old Plan”) has the majority of its assets allocated in fixed income, mainly in Brazilian government bonds (like TIPS) and corporate long term inflation linked bonds with the objective to reduce the asset-liability volatility. The target is 55% of the total assets. This LDI (Liability Driven Investments) strategy, when considered together with Loans to Participants segment, aims to hedge plan liabilities against inflation risk and volatility. Other segments or asset classes have their targets, as follows: Equity — 28%; Structured Investments – 5%; International Investments – 2%; Real estate – 6% and Loans to Participants – 4%. Structured Investments segment has invested only in Private Equity Funds in an amount of US$87 and US$67 at the end of December 31, 2009 and 2008, respectively.
The Investment Policy has the objective to achieve the adequate diversification, current income and long term capital growth through the combination of all asset classes described above to fulfill its obligations with the adequate level of risk. This plan has an average nominal return of 21.3% p.a. in dollars terms in the last 10 years.
The Vale Mais Plan (the “New Plan”) has obligations with characteristics of defined benefit and defined contribution plans, as mentioned. The majority of its investments is in fixed income. It was also implemented a LDI (Liability Driven Investments) strategy to reduce asset-liability volatility of the defined benefits plan’s component by using inflation linked bonds (like TIPS). The target allocation is 60% in fixed income. Other segments or asset classes have their targets, as follows: Equity — 24%; Structured Investments – 2%; International Investments – 2%; Real estate – 3% and Loans to Participants – 10%. Structured Investments segment has invested only in Private Equity Funds in an amount of US$10 and US$5 at the end of December 31, 2009 and 2008, respectively.
The Defined Contribution Vale Mais component offers three options of asset classes mix that can be chosen by participants. The options are: Fixed Income – 100%; 80% Fixed Income and 20% Equities and 65% Fixed Income and 35% Equities. Equity option is an indexed fund that has the Bovespa Index as a benchmark.

The Investment Policy Statement has the objective to achieve the adequate diversification, current income and long term capital growth through the combination of all asset classes described above to fulfill its obligations and targets with the adequate level of risk. This plan has an average nominal return of 20% p.a. in dollars terms in the last 10 years.
Fair value measurements by category — Overfunded Plans

	As of December 31
	2009				2008
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Asset by category
Cash and cash equivalents	1	1	—	—	1	1	—	—
Accounts Receivable	16	16	—	—	—	—	—	—
Equity securities — liquid	1,303	1,303	—	—	461	461	—	—
Equity securities — non-liquid	64	—	64	—	120	—	120	—
Debt securities — Corporate bonds	143	—	143	—	151	—	151	—
Debt securities — Financial Institutions	226	—	226	—	147	—	147	—
Debt securities — Government bonds	1,744	1,744	—	—	1,109	1,109	—	—
Investment funds — Fixed Income	2,037	2,037	—	—	1,361	1,361	—	—
Investment funds — Equity	577	577	—	—	220	220	—	—
Investment funds — Private Equity	97	—	—	97	71	—	—	71
Real estate	249	—	—	249	156	—	—	156
Loans to Participants	282	—	—	282	229	—	—	229

Total	6,739	5,678	433	628	4,026	3,152	418	456

Funds not related to risk plans	(1,743)				(983)
Fair value of plan assets at end of year	4,996				3,043
Fair value measurements using significant unobservable inputs – Level 3

	As of December 31
	2009				2008
	Private				Private
	Equity		Loans to		Equity		Loans to
	Funds	Real State	Participants	Total	Funds	Real State	Participants	Total
Beginning of the year	72	156	229	457	77	183	198	458

Actual return on plan assets	30	21	42	93	5	24	34	63
Assets sold during the year	(57)	(11)	(112)	(180)	(17)	(6)	—	(23)
Assets purchased, sales and settlements	28	29	45	102	25	—	45	70
Cumulative translations adjustment	24	54	78	156	(18)	(45)	(48)	(111)

End of the year	97	249	282	628	72	156	229	457

The return target for private equity assets in 2010 is 10.20%. The target allocation is 5%, ranging between 2% and 10%. These investments have a longer investment horizon and low liquidity that aim to profit from economic growth, especially in the infra-structure sector of the Brazilian economy. Usually non-liquid assets’ fair value is established considering: acquisition cost or book value. Some private equity funds may, alternatively, apply the following methodologies: discounted cash flows analysis or analysis based on multiples.
The return target for loans to participants in 2010 is 11.90%. The fair value pricing of these assets includes provisions for non-paid loans, according to the local pension fund regulation.
The return target for real estate assets in 2010 is 9.90%. Fair value for these assets is considered book value. The pension fund hires companies specialized in real estate valuation that do not act in the market as brokers. All valuation techniques follow the local regulation.
Underfunded pesion plans
Brazilian Obligation
This obligation has an exclusive allocation in fixed income. It was also used a LDI (Liability Driven Investments) strategy for this plan. Most of the resources were invested in long term government and corporate inflation linked bonds with the objective to minimize asset-liability volatility and reduce inflation risk.
The Investment Policy Statement has the objective to achieve the adequate diversification, current income and long term capital growth through the combination of all asset classes described above to fulfill its obligations with the adequate level of risk. This obligation has an average nominal return of 22.8% p.a. in dollars terms in the last 8 years.

Foreign plans
For all pension plans except PT Inco, this has resulted in a target asset allocation of 60% in equity investments and 40% in fixed income investments, with all securities being traded in the public markets. Fixed income investments are in domestic bonds for each plan’s market and involve a mixture of government and corporate bonds. Equity investments are primarily global in nature and involve a mixture of large, mid and small capitalization companies with a modest explicit investment in domestic equities for each plan. The Canadian plans also use a currency hedging strategy (each developed currency’s exposure is 50% hedged) due to the large exposure to foreign securities. For PT Inco, the target allocation is 20% equity investment and the remainder in fixed income, with the vast majority of these investments being made within the domestic market.
Fair value measurements by category — Underfunded Pension Plans

	As of December 31
	2009			2008
	Total	Level 1	Level 2	Total	Level 1	Level 2
Asset by category
Cash and cash equivalents	33	12	21	36	14	22
Equity securities — liquid	1,347	1,347	—	—	—	—
Equity securities — non-liquid	—	—	—	836	836	—
Debt securities — Corporate bonds	12	—	12	—	—	—
Debt securities — Financial Institutions	19	—	19	10	1	9
Debt securities — Government bonds	445	50	395	13	—	13
Investment funds — Fixed Income	988	287	701	391	41	350
Investment funds — Equity	409	87	322	839	179	660
Investment funds — Private Equity	—	—	—	404	62	342

Total	3,253	1,783	1,470	2,529	1,133	1,396

Funds not related to risk plans	(24)			(22)

Fair value of plan assets at end of year	3,229			2,507

Underfunded other benefits
Fair value measurements by category – Other Benefits

	As of December 31
	2009		2008
	Total	Level 1	Total	Level 1
Asset by category
Cash	11	11	9	9

Total	11	11	9	9

k) Cash flows contributions
Employer contributions expected for 2010 are US$240.
l) Estimated future benefit payments
The benefit payments, which reflect future service, are expected to be made as follows:

	As of December 31, 2009
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	Total
2010	277	311	82	670
2011	280	313	87	680
2012	282	311	91	684
2013	284	308	94	686
2014	285	302	97	684
2015 and thereafter	1,434	1,454	479	3,367
19	Long-term incentive compensation plan
Since 2008, a long-term incentive compensation plan, was implemented.
Under the terms of the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.

The shares purchased by each executive are unrestricted and may, at the participant’s discretion, be sold at any time. However, the shares must be held for a three-year period and the executive must be continually employed by Vale during that period. The participant then becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on their market rates. The total shares linked to the plan at December 31, 2009 and 2008, were 1,809,117 and 711,005, respectively.
Additionally, as a long-term incentive certain eligible executives have the opportunity to receive at the end of the three-year cycle a certain number of shares at market rates, based on an evaluation of their career and performance factors measured as an indicator of total return to stockholders.
We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements Accounting for Stock-Based Compensation. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At December 31, 2009 and 2008, we recognized a liability of US$72 and US$7, respectively, through the Statement of Income.
20	Commitments and contingencies
a) In connection with a tax-advantaged lease financing arrangement sponsored by the French Government, we provided certain guarantees on behalf of Vale Inco New Caledônia (VINC) pursuant to which we guaranteed payments due from VINC of up to a maximum amount of US$100 (“Maximum Amount”) in connection with an indemnity. We also provided an additional guarantee covering the payments due from VINC of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts payable by VINC under a lease agreement covering certain assets.
During the second quarter two new bank guarantees totaling US$62 (€43) were established by us on behalf of VINC in favour of the South Province of New Caledonia in order to guarantee the performance of VINC with respect to certain environmental obligations in relation to the metallurgical plant and the Kwe West residue storage facility.
Sumic Nickel Netherlands B.V., a 21% stockholder of VINC, has a put option to sell us 25%, 50%, or 100% of the shares they own of VINC. The put option can be exercised if the defined cost of the nickel-cobalt development project exceeds a value agreed between the shareholders at project rates and an agreement cannot be reached on how to proceed with the project.
We provided a guarantee covering certain termination payments due from VINC to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the VINC project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is a result of a default by VINC and the date on which an early termination of the ESA were to occur. If VINC defaults under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be US$209 (€145). Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.
In February 2009, we and our subsidiary, Vale Inco Newfoundland and Labrador Limited (“VINL”), entered into a fourth amendment to the Voisey’s Bay Development agreement with the Government of Newfoundland and Labrador, Canada, that permitted VINL to ship up to 55,000 metric tons of nickel concentrate from the Voisey’s Bay area mines. As part of the agreement, VINL agreed to provide the Government of Newfoundland and Labrador financial assurance in the form of letters of credit each in the amount of Canadian US$17 (CAD$16) for each shipment of nickel concentrate shipped out of the province from January 1, 2009 to August 31, 2009. The amount of this financial assurance was Canadian US$118 (CAD$112) based on seven shipments of nickel concentrate and as of December 31, 2009, US$65 (CAD$62) remains outstanding.
As of December 31, 2009, there was an additional US$154 of letters of credit issued and outstanding as US$47 in additional bank guarantees. These are associated with environmental reclamation and other operating associated items such as insurance, electricity commitments and import and export duties.
b) We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	2009		2008
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor and social security claims	657	657	458	378
Civil claims	582	307	386	242
Tax — related actions	489	175	828	518
Others	35	4	13	3

	1,763	1,143	1,685	1,141

Labor and social security — related actions principally comprise claims by Brazilian employees and former employees for (i) payment of time spent traveling from their residence to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.
Civil — actions principally related to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans during which full inflation indexation of contracts was not permitted, as well, as for accidents and land appropriation disputes.
Tax – tax-related actions principally comprise challenges initiated by us, on certain taxes on revenues and uncertain tax positions. We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.
Judicial deposits are made by us following the court requirements, in order to be entitled to either initiate or continue a legal action. These amounts are released to us, upon receipt of a final favorable outcome from the legal action; in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.
Contingencies settled during the three-month periods ended December 31, 2009, September 30, 2009 and December 31, 2008 and during the years ended December 31, 2009, 2008 and 2007, totaled US$58, US$22, US$90 and US$236, US$148 and US$331, respectively. Provisions recognized in the three-month periods ended December 31, 2009, September 30, 2009 and December 31, 2008 and during the years ended December 31, 2009, 2008 and 2007, totaled US$137, US$116, US$113 and US$294, US$213 and US$364, respectively, classified as other operating expenses.
In addition to the contingencies for which we have made provisions we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible but not probable, in the total amount of US$4,190 at December 31, 2009, and for which no provision has been made (December 31, 2008 – US$2,476).
c) At the time of our privatization in 1997, the Company issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization stockholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.
A total of 388,559,056 debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.
The debentures holders have the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture.
In September and April 2009 we paid remuneration on these debentures of US$4 and US$3, respectively. During the period we paid a total of US$7.

d) We are committed under a take-or-pay agreement to purchase approximately 30,425 thousand metric tons of bauxite from Mineração Rio do Norte S.A. — MRN at a formula driven price, calculated based on the current London Metal Exchange — LME quotation for aluminum. Based on a market price of US$28.71 per metric ton as of December 31, 2009, this arrangement represented the following total commitment per metric ton as of December 31, 2009:

2010	195
2011	166
2012	169
2013	172
2014	172

874

e) Description of Leasing Arrangements
Part of our railroad operations include leased facilities. The 30-year lease, renewable for a further 30 years, expires in August, 2026 and is classified as an operating lease. At the end of the lease term, we are required to return the concession and the lease assets. In most cases, management expects that in the normal course of business, leases will be renewed.
The following is a schedule by year of future minimum rental payments required under the railroad operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2009.

Year ended December 31:

2010	80
2011	80
2012	80
2013	80
2014 thereafter	1,018

Total minimum payments required	1,338

The total expenses of operating leases for the years ended December 31, 2009, 2008 and 2007 was US$80, US$53 and US$62, respectively.
During 2008, we entered into operating lease agreements with our joint ventures Nibrasco, Itabrasco and Kobrasco, under which we leased four pellet plants. The lease terms are from 5 to 30 years.
The following is a schedule by year of future minimum rental payments required under the pellet plants operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2009:

Year ended December 31:

2010	114
2011	114
2012	114
2013	114
2014 thereafter	1,313

Total	1,769

The total expenses of operating leases for the years ended December 31, 2009 and 2008 was US$114 and US$49, respectively.
f) Assets retirement obligations
We use various judgments and assumptions when measuring our asset retirement obligations.

Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.
The changes in the provisions for asset retirement obligations are as follows:

	Three-month period ended (unaudited)			Year ended December 31,
	December	September	December
	31, 2009	30, 2009	31, 2008	2009	2008	2007

Beginning of period	1,102	999	1,000	887	975	676
Accretion expense	31	23	50	75	164	84
Liabilities settled in the current period	(21)	(7)	(2)	(46)	(7)	(15)
Revisions in estimated cash flows	(14)	—	(45)	(23)	(47)	83
Cumulative translation adjustment	18	87	(116)	223	(198)	147

End of period	1,116	1,102	887	1,116	887	975

Current liabilities	89	27	48	89	48	64
Non-current liabilities	1,027	1,075	839	1,027	839	911

Total	1,116	1,102	887	1,116	887	975

21	Other expenses
The line “Other operating expenses” totaled US$1,522 in 2009 (US$1,254 in 2008). The expenses of approximately US$880 related to idle capacity and stoppage of operations during the downturn period in the economy is the most significant item recorded in 2009.
22	Fair value disclosure of financial assets and liabilities
The Financial Accounting Standards Board, through Accounting Standards Codification and Accounting Standards Updates, define fair value, set out a framework for measuring fair value, which refers to valuation concepts and practices and require certain disclosures about fair value measurements.
a) Measurements
The pronouncements define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.
These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, those inputs used to measure the fair value are required to be classified on three levels. Based on the characteristics of the inputs used in valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed as follows:
Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;
Level 2 — Quoted prices for identical or similar assets or liabilities on active markets, inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability;
Level 3 — Assets and liabilities, which quoted prices, do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point fair market valuation becomes highly subjective.

b) Measurements on a recurring basis
The description of the valuation methodologies used for recurring assets and liabilities measured at fair value in the Company’s Consolidated Balance Sheet at December 31, 2009 and 2008 are summarized below:
•	Available-for-sale securities

They are securities that are not classified either as held-for-trading or as held-to-maturity for strategic reasons and have readily available market prices. We evaluate the carrying value of some of our investments in relation to publicly quoted market prices when available. When there is no market value, we use inputs other than quoted prices.

•	Derivatives

The market approach is used for the swaps to estimate the fair value discounting their cash flows using the interest rate of the currency they are denominated. Also for the commodities contracts, since the fair value is computed by using forward curves for each commodities.

•	Other Financial Liabilities

Comprise stockholder’s debentures, which have their fair value measured by the market approach method, and their reference price is available on the secondary market.
The tables below present the balances of assets and liabilities measured at fair value on a recurring basis as follows:

	As of December 31, 2009
	Carry amount	Fair value	Level 1	Level 2
Available-for-sale securities	17	17	17	—
Unrealized gain on derivatives	832	832	—	832
Other financial liabilities	(750)	(750)	—	(750)

	As of December 31, 2008
	Carry amount	Fair value	Level 1	Level 2
Available-for-sale securities	639	639	196	443
Unrealized losses on derivatives	(539)	(539)	—	(539)
Other financial liabilities	(380)	(380)	—	(380)
c) Measurements on a non-recurring basis
The Company also has assets under certain conditions that are subject to measurement at fair value on a non-recurring basis. These assets include goodwill and intangible assets. During the year ended December 31, 2009 we have not recognized any additional impairment losses for those items.
d) Financial Instruments
Long-term debt
The valuation method used to estimate the fair value of our debt is the market approach for the contracts that are quoted on the secondary market, such as bonds and debentures. The fair value of both fixed and floating rate debt is determined by discounting future cash flows of Libor and Vale’s bond curves (income approach).

Time deposits
The method used is the income approach, through the prices available on the active market. The fair value is close to the carrying amount due to the short-term maturities of the instruments.
Our long-term debt is reported at amortized cost, and the income of time deposits is accrued monthly according to the contract rate, however its estimated fair value measurement is disclosed as follows:

	As of December 31, 2009
	Carry amount	Fair value	Level 1	Level 2
Time deposits	3,747	3,747	—	3,747
Long-term debt (less interests) (*)	(22,544)	(23,344)	(12,424)	(10,920)

(*)	Less accrued charges US$287

	As of December 31, 2008
	Carry amount	Fair value	Level 1	Level 2
Time deposits	2,308	2,308	—	2,308
Long-term debt (less interests) (*)	(17,857)	(16,635)	(7,833)	(8,802)

(*)	Less accrued charges US$311
23	Segment and geographical information
We adopt disclosures about segments of an enterprise and related information with respect to the information we present about our operating segments. The standard introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on an aggregated and disaggregated basis as follows:
Ferrous products — comprises iron ore mining and pellet production, as well as our Brazilian Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.
Non-ferrous — comprises the production of non-ferrous minerals, including nickel (co-products and by-products), potash, kaolin, copper and aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.
Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.
Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (aggregated)

	Three-month period ended (unaudited)
	December 31, 2009						September 30, 2009						December 31, 2008
		(*) Non						(*) Non						(*) Non
	Ferrous	ferrous	Logistic	Others	Elimination	Consolidated	Ferrous	ferrous	Logistic	Others	Elimination	Consolidated	Ferrous	ferrous	Logistic	Others	Elimination	Consolidated
RESULTS
Gross revenues — Foreign	6,041	2,202	32	172	(3,080)	5,367	6,531	2,211	19	121	(3,057)	5,825	7,540	2,417	6	212	(3,848)	6,327
Gross revenues — Domestic	611	294	305	212	(248)	1,174	572	331	317	74	(226)	1,068	685	250	303	53	(176)	1,115
Cost and expenses	(4,781)	(2,171)	(280)	(439)	3,328	(4,343)	(4,480)	(2,034)	(218)	(199)	3,283	(3,648)	(5,764)	(2,444)	(217)	(165)	4,024	(4,566)
Research and development	(62)	(66)	(17)	(151)	—	(296)	(37)	(52)	(13)	(129)	—	(231)	(107)	(112)	(17)	(59)	—	(295)
Depreciation, depletion and amortization	(362)	(364)	(40)	(33)	—	(799)	(321)	(354)	(33)	(13)	—	(721)	(171)	(356)	(26)	(15)	—	(568)
Impairment of goodwill	—	—	—	—	—	—	—	—	—	—	—	—	—	(950)	—	—	—	(950)

Operating income	1,447	(105)	—	(239)	—	1,103	2,265	102	72	(146)	—	2,293	2,183	(1,195)	49	26	—	1,063
Financial income	599	(511)	—	707	(730)	65	579	189	6	—	(676)	98	883	164	3	1	(804)	247
Financial expenses	(877)	313	(10)	(704)	730	(548)	(757)	(332)	(7)	(10)	676	(430)	(825)	(327)	(10)	(41)	804	(399)
Gains (losses) on derivatives, net	311	(15)	—	—	—	296	363	(22)	—	—	—	341	(635)	49	—	—	—	(586)
Foreign exchange and monetary gains (losses), net	(21)	40	1	(3)	—	17	(43)	158	(2)	6	—	119	35	(181)	12	(107)	—	(241)
Gain on sale of investments	(70)	(120)	—	—	—	(190)	—	12	—	61	—	73	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	38	(32)	65	—	—	71	88	10	33	24	—	155	80	(16)	93	(32)	—	125
Income taxes	418	325	3	10	—	756	(955)	21	—	8	—	(926)	968	215	4	(2)	—	1,185
Noncontrolling interests	(21)	(49)	—	19	—	(51)	16	(49)	—	(13)	—	(46)	(6)	(26)	—	5	—	(27)

Net income attributable to the Company’s stockholders	1,824	(154)	59	(210)	—	1,519	1,556	89	102	(70)	—	1,677	2,683	(1,317)	151	(150)	—	1,367

Sales classified by geographic destination:
Foreign market
America, except United States	101	315	4	43	(156)	307	209	343	—	—	(207)	345	335	464	—	—	(271)	528
United States	—	158	—	11	(8)	161	5	249	—	11	(12)	253	44	367	—	9	(70)	350
Europe	1,681	688	—	29	(1,063)	1,335	1,882	826	—	2	(1,488)	1,222	2,715	817	(2)	—	(1,639)	1,891
Middle East/Africa/Oceania	301	70	—	17	(216)	172	189	38	—	2	(109)	120	543	65	—	54	(304)	358
Japan	904	373	—	37	(438)	876	597	283	—	52	(258)	674	1,609	372	—	74	(703)	1,352
China	2,717	210	28	17	(984)	1,988	3,085	202	19	29	(761)	2,574	1,240	127	8	—	(420)	955
Asia, other than Japan and China	337	388	—	18	(215)	528	564	270	—	25	(222)	637	1,054	205	—	75	(441)	893

	6,041	2,202	32	172	(3,080)	5,367	6,531	2,211	19	121	(3,057)	5,825	7,540	2,417	6	212	(3,848)	6,327
Domestic market	611	294	305	212	(248)	1,174	572	331	317	74	(226)	1,068	685	250	303	53	(176)	1,115

	6,652	2,496	337	384	(3,328)	6,541	7,103	2,542	336	195	(3,283)	6,893	8,225	2,667	309	265	(4,024)	7,442

(*)	Other than Aluminum.

Operating segment — after eliminations (disaggregated)

	As of and for the three-month period ended (unaudited)
	December 31, 2009
										Property,	Addition to
										plant and	property,
								Depreciation,		equipment,	plant and
								depletion		net and	equipment
	Revenue			Value	Net	Cost and		and	Operation	intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	3,073	386	3,459	(67)	3,392	(1,665)	1,727	(334)	1,393	21,736	1,405	74
Pellets	327	156	483	(29)	454	(417)	37	(20)	17	947	—	1,037
Manganese	50	14	64	(1)	63	(40)	23	(2)	21	25	1	—
Ferroalloys	55	68	123	(16)	107	(69)	38	(6)	32	261	56	—
Pig iron	26	—	26	—	26	(42)	(16)	—	(16)	144	—	—

	3,531	624	4,155	(113)	4,042	(2,233)	1,809	(362)	1,447	23,113	1,462	1,111

Non ferrous
Nickel and other products (*)	871	1	872	—	872	(776)	96	(264)	(168)	24,206	393	30
Potash	—	109	109	(8)	101	(70)	31	(10)	21	159	—	—
Kaolin	40	8	48	(3)	45	(41)	4	(6)	(2)	190	2	—
Copper concentrate	204	3	207	(1)	206	(129)	77	(18)	59	4,127	92	—
Aluminum Products	565	46	611	(9)	602	(551)	51	(66)	(15)	4,663	27	143

	1,680	167	1,847	(21)	1,826	(1,567)	259	(364)	(105)	33,345	514	173

Logistics
Railroads	—	218	218	(41)	177	(155)	22	(29)	(7)	1,979	26	468
Ports	—	87	87	(13)	74	(49)	25	(11)	14	1,441	—	—
Ships	2	—	2	—	2	(9)	(7)	—	(7)	1,104	300	125

	2	305	307	(54)	253	(213)	40	(40)	—	4,524	326	593
Others	154	78	232	(20)	212	(418)	(206)	(33)	(239)	7,828	453	2,708

	5,367	1,174	6,541	(208)	6,333	(4,431)	1,902	(799)	1,103	68,810	2,755	4,585

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	As of and for the three-month period ended (unaudited)
	September 30, 2009
										Property,	Addition to
										plant and	property,
								Depreciation,		equipment,	plant and
								depletion		net and	equipment
	Revenue			Value	Net	Cost and		and	Operation	intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	assets	intangible	Investments

Ferrous
Iron ore	3,499	322	3,821	(43)	3,778	(1,280)	2,498	(285)	2,213	20,563	623	70
Pellets	335	82	417	(34)	383	(316)	67	(27)	40	947	—	1,130
Manganese	16	7	23	—	23	(22)	1	(3)	(2)	23	1	—
Ferroalloys	46	55	101	(14)	87	(67)	20	(5)	15	257	21	—
Pig iron	8	—	8	—	8	(8)	—	—	—	144	—	—

	3,904	466	4,370	(91)	4,279	(1,693)	2,586	(320)	2,266	21,934	645	1,200

Non ferrous
Nickel and other products (*)	1,100	3	1,103	—	1,103	(799)	304	(256)	48	23,805	367	43
Potash	—	118	118	(4)	114	(52)	62	(9)	53	159	—	—
Kaolin	36	8	44	(2)	42	(35)	7	(9)	(2)	197	24	—
Copper concentrate	153	45	198	(13)	185	(122)	63	(20)	43	4,013	92	—
Auminum products	482	47	529	(11)	518	(498)	20	(61)	(41)	4,655	17	171

	1,771	221	1,992	(30)	1,962	(1,506)	456	(355)	101	32,829	500	214

Logistics
Railroads	—	239	239	(36)	203	(123)	80	(25)	55	1,923	29	445
Ports	—	78	78	(11)	67	(42)	25	(8)	17	1,441	—	—
Ships	—	—	—	—	—	—	—	—	—	807	171	123
	—	317	317	(47)	270	(165)	105	(33)	72	4,171	200	568

Others	150	64	214	(19)	195	(328)	(133)	(13)	(146)	6,598	300	2,601

	5,825	1,068	6,893	(187)	6,706	(3,692)	3,014	(721)	2,293	65,532	1,645	4,583

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	As of and for the three-month period ended (unaudited)
	December 31, 2008
											Property,	Addition to
											plant and	property,
											equipment,	plant and
								Depreciation,			net and	equipment
	Revenue			Value added	Net	Cost and		depletion and	Impairment	Operation	intangible	and
	Foreign	Domestic	Total	tax	revenues	expenses	Net	amortization	of goodwill	income	assets	intangible	Investments

Ferrous
Iron ore	3,105	431	3,536	(64)	3,472	(1,497)	1,975	(147)	—	1,828	14,595	1,360	47
Pellets	914	114	1,028	(25)	1,003	(522)	481	(19)	—	462	645	76	708
Manganese	19	5	24	(4)	20	(17)	3	—	—	3	18	1	—
Ferroalloys	92	83	175	(21)	154	(69)	85	(3)	—	82	166	18	—
Pig iron	—	—	—	—	—	—	—	—	—	—	144	116	—

	4,130	633	4,763	(114)	4,649	(2,105)	2,544	(169)	—	2,375	15,568	1,571	755

Non ferrous
Nickel and other products (*)	1,111	7	1,118	—	1,118	(1,298)	(180)	(295)	(950)	(1,425)	21,729	1,233	53
Potash	—	23	23	(2)	21	(15)	6	(1)	—	5	159	35	—
Kaolin	35	10	45	(2)	43	(40)	3	(5)	—	(2)	199	2	—
Copper concentrate	73	30	103	(6)	97	(285)	(188)	(17)	—	(205)	3,543	89	—
Aluminum products	713	66	779	(3)	776	(543)	233	(38)	—	195	3,831	115	140

	1,932	136	2,068	(13)	2,055	(2,181)	(126)	(356)	(950)	(1,432)	29,461	1,474	193

Logistics
Railroads	—	240	240	(40)	200	(152)	48	(22)	—	26	1,431	10	326
Ports	—	70	70	(10)	60	(41)	19	(4)	—	15	1,441	113	—
Ships	—	—	—	—	—	—	—	—	—	—	374	342	94

	—	310	310	(50)	260	(193)	67	(26)	—	41	3,246	465	420
Others	265	36	301	(10)	291	(195)	96	(17)	—	79	1,054	179	1,040

	6,327	1,115	7,442	(187)	7,255	(4,674)	2,581	(568)	(950)	1,063	49,329	3,689	2,408

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Results by segment — before eliminations (aggregated)

	Year ended December 31,
	2009						2008						2007
		(*) Non						(*) Non						(*) Non
	Ferrous	ferrous	Logistic	Others	Elimination	Consolidated	Ferrous	ferrous	Logistic	Others	Elimination	Consolidated	Ferrous	ferrous	Logistic	Others	Elimination	Consolidated
RESULTS
Gross revenues — Foreign	23,656	8,151	67	562	(12,152)	20,284	33,369	13,668	51	588	(15,842)	31,834	21,126	16,844	61	242	(10,437)	27,836
Gross revenues — Domestic	1,779	1,148	1,101	389	(762)	3,655	4,342	1,341	1,640	234	(882)	6,675	3,865	1,238	1,519	1	(1,344)	5,279
Cost and expenses	(17,374)	(7,927)	(876)	(916)	12,914	(14,179)	(24,143)	(9,786)	(1,097)	(617)	16,724	(18,919)	(16,882)	(10,608)	(983)	(310)	11,781	(17,002)
Research and development	(192)	(253)	(57)	(479)	—	(981)	(338)	(380)	(101)	(266)	—	(1,085)	(175)	(329)	(39)	(190)	—	(733)
Depreciation, depletion and amortization	(1,144)	(1,385)	(126)	(67)	—	(2,722)	(1,021)	(1,623)	(128)	(35)	—	(2,807)	(917)	(1,149)	(103)	(17)	—	(2,186)
Impairment of goodwill	—	—	—	—	—	—	—	(950)	—	—	—	(950)	—	—	—	—	—	—

Operating income	6,725	(266)	109	(511)	—	6,057	12,209	2,270	365	(96)	—	14,748	7,017	5,996	455	(274)	—	13,194
Financial income	2,439	12	8	711	(2,789)	381	3,048	798	10	1	(3,255)	602	2,514	595	9	25	(2,848)	295
Financial expenses	(2,941)	(653)	(17)	(736)	2,789	(1,558)	(3,479)	(1,490)	(15)	(36)	3,255	(1,765)	(4,008)	(1,318)	(17)	(14)	2,848	(2,509)
Gains (losses) on derivatives, net	1,647	(119)	—	—	—	1,528	(719)	(93)	—	—	—	(812)	854	63	—	—	—	917
Foreign exchange and monetary gains (losses), net	173	445	(11)	68	—	675	767	(265)	(32)	(106)	—	364	2,302	274	(15)	(2)	—	2,559
Gain on sale of investments	87	(108)	—	61	—	40	—	80	—	—	—	80	—	81	237	459	—	777
Change in provision for losses on equity investments	270	(10)	142	31	—	433	543	24	133	94	—	794	301	93	125	76	—	595
Income taxes	(2,618)	525	(11)	4	—	(2,100)	130	(697)	23	9	—	(535)	(1,959)	(1,236)	(16)	10	—	(3,201)
Minority interests	17	(121)	—	(3)	—	(107)	(8)	(256)	—	6	—	(258)	(31)	(770)	(1)	—	—	(802)

Net income attributable to the Company’s stockholders	5,799	(295)	220	(375)	—	5,349	12,491	371	484	(128)	—	13,218	6,990	3,778	777	280	—	11,825

Sales classified by geographic destination:
Foreign market
America, except United States	419	1,368	4	57	(596)	1,252	1,805	2,215	1	—	(1,201)	2,820	1,449	2,405	23	—	(1,026)	2,851
United States	29	824	—	41	(62)	832	648	2,201	1	9	(392)	2,467	432	2,770	—	81	(318)	2,965
Europe	6,101	2,618	—	43	(4,726)	4,036	11,215	4,132	26	9	(5,933)	9,449	6,823	4,195	33	—	(3,716)	7,335
Middle East/Africa/Oceania	972	233	—	33	(707)	531	1,904	394	—	154	(952)	1,500	827	538	—	161	(412)	1,114
Japan	2,356	972	—	200	(1,116)	2,412	4,516	1,893	1	245	(1,918)	4,737	2,131	2,625	—	—	(929)	3,827
China	12,019	878	63	65	(4,022)	9,003	9,743	887	21	4	(3,949)	6,706	7,570	1,457	4	—	(3,168)	5,863
Asia, other than Japan and China	1,760	1,258	—	123	(923)	2,218	3,538	1,946	1	167	(1,497)	4,155	1,894	2,854	1	—	(868)	3,881

	23,656	8,151	67	562	(12,152)	20,284	33,369	13,668	51	588	(15,842)	31,834	21,126	16,844	61	242	(10,437)	27,836
Domestic market	1,779	1,148	1,101	389	(762)	3,655	4,342	1,341	1,640	234	(882)	6,675	3,865	1,238	1,519	1	(1,344)	5,279

	25,435	9,299	1,168	951	(12,914)	23,939	37,711	15,009	1,691	822	(16,724)	38,509	24,991	18,082	1,580	243	(11,781)	33,115

Operating segment — after eliminations (disaggregated)

	As of and for the year ended December 31,
	2009
										Property,	Addition to
										plant and	property,
								Depreciation,		equipment,	plant and
								depletion		net and	equipment
	Revenue			Value added	Net	Cost and		and	Operation	intangible	and
	Foreign	Domestic	Total	tax	revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	11,797	1,034	12,831	(172)	12,659	(4,957)	7,702	(1,043)	6,659	21,736	3,361	74
Pellets	1,015	337	1,352	(92)	1,260	(1,165)	95	(76)	19	947	84	1,037
Manganese	118	27	145	(2)	143	(103)	40	(9)	31	25	4	—
Ferroalloys	190	182	372	(45)	327	(278)	49	(15)	34	261	112	—
Pig iron	45	—	45	—	45	(63)	(18)	—	(18)	144	48	—

	13,165	1,580	14,745	(311)	14,434	(6,566)	7,868	(1,143)	6,725	23,113	3,609	1,111

Non ferrous
Nickel and other products (*)	3,937	10	3,947	—	3,947	(3,292)	655	(1,016)	(361)	24,206	1,464	30
Potash	—	413	413	(17)	396	(187)	209	(29)	180	159	—	—
Kaolin	138	35	173	(9)	164	(146)	18	(34)	(16)	190	53	—
Copper concentrate	597	85	682	(19)	663	(462)	201	(72)	129	4,127	558	—
Aluminum products	1,869	181	2,050	(37)	2,013	(1,969)	44	(235)	(191)	4,663	143	143

	6,541	724	7,265	(82)	7,183	(6,056)	1,127	(1,386)	(259)	33,345	2,218	173

Logistics
Railroads	—	838	838	(137)	701	(539)	162	(97)	65	1,979	96	468
Ports	—	264	264	(38)	226	(161)	65	(29)	36	1,441	106	—
Ships	2	—	2	—	2	(9)	(7)	—	(7)	1,104	738	125

	2	1,102	1,104	(175)	929	(709)	220	(126)	94	4,524	940	593
Others	576	249	825	(60)	765	(1,201)	(436)	(67)	(503)	7,828	1,329	2,708

	20,284	3,655	23,939	(628)	23,311	(14,532)	8,779	(2,722)	6,057	68,810	8,096	4,585

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	As of and for the year ended December 31,
	2008
											Property,	Addition to
											plant and	property,
											equipment,	plant and
								Depreciation,			net and	equipment
	Revenue			Value added	Net	Cost and		depletion and	Impairment	Operation	intangible	and
	Foreign	Domestic	Total	tax	revenues	expenses	Net	amortization	of goodwill	income	assets	intangible	Investments
Ferrous
Iron ore	15,102	2,673	17,775	(364)	17,411	(6,547)	10,864	(876)	—	9,988	14,595	3,645	47
Pellets	3,481	820	4,301	(189)	4,112	(2,394)	1,718	(112)	—	1,606	645	127	708
Manganese	221	45	266	(15)	251	(77)	174	(5)	—	169	18	3	—
Ferroalloys	704	507	1,211	(128)	1,083	(457)	626	(22)	—	604	166	32	—
Pig iron	146	—	146	—	146	(67)	79	(3)	—	76	144	122	—

	19,654	4,045	23,699	(696)	23,003	(9,542)	13,461	(1,018)	—	12,443	15,568	3,929	755

Non ferrous
Nickel and other products (*)	7,785	44	7,829	—	7,829	(4,425)	3,404	(1,323)	(950)	1,131	21,729	2,813	53
Potash	—	295	295	(16)	279	(120)	159	(19)	—	140	159	43	—
Kaolin	167	42	209	(9)	200	(213)	(13)	(32)	—	(45)	199	6	—
Copper concentrate	787	106	893	(22)	871	(683)	188	(77)	—	111	3,543	283	—
Aluminum products	2,681	361	3,042	(66)	2,976	(2,288)	688	(172)	—	516	3,831	440	140

	11,420	848	12,268	(113)	12,155	(7,729)	4,426	(1,623)	(950)	1,853	29,461	3,585	193

Logistics
Railroads	—	1,303	1,303	(205)	1,098	(749)	349	(103)	—	246	1,431	121	326
Ports	11	293	304	(39)	265	(198)	67	(26)	—	41	1,441	242	—
Ships	—	—	—	—	—	—	—	—	—	—	374	343	94

	11	1,596	1,607	(244)	1,363	(947)	416	(129)	—	287	3,246	706	420
Others	749	186	935	(30)	905	(703)	202	(37)	—	165	1,054	752	1,040

	31,834	6,675	38,509	(1,083)	37,426	(18,921)	18,505	(2,807)	(950)	14,748	49,329	8,972	2,408

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	As of and for the year ended December 31,
	2007
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenue			Value	Net	Cost and		depletion and	Operation	intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	9,873	2,035	11,908	(286)	11,622	(4,520)	7,102	(777)	6,325	17,031	2,496	60
Pellets	2,151	587	2,738	(132)	2,606	(1,860)	746	(87)	659	754	92	741
Manganese	48	21	69	(5)	64	(66)	(2)	(7)	(9)	79	2	—
Ferroalloys	445	274	719	(70)	649	(442)	207	(25)	182	168	22	—
Pig iron	81	—	81	—	81	(57)	24	(5)	19	198	34	—

	12,598	2,917	15,515	(493)	15,022	(6,945)	8,077	(901)	7,176	18,230	2,646	801

Non ferrous
Nickel and other products (*)	11,664	125	11,789	—	11,789	(6,077)	5,712	(927)	4,785	23,668	2,088	299
Potash	—	178	178	(10)	168	(108)	60	(23)	37	218	19	—
Kaolin	202	36	238	(9)	229	(228)	1	(33)	(32)	295	33	—
Copper concentrate	663	139	802	(30)	772	(456)	316	(64)	252	1,841	197	—
Aluminum products	2,418	304	2,722	(66)	2,656	(1,717)	939	(111)	828	4,448	856	184

	14,947	782	15,729	(115)	15,614	(8,586)	7,028	(1,158)	5,870	30,470	3,193	483

Logistics
Railroads	—	1,220	1,220	(199)	1,021	(636)	385	(88)	297	1,735	491	342
Ports	13	254	267	(46)	221	(177)	44	(22)	22	1,371	102	—
Ships	17	21	38	(3)	35	(44)	(9)	(3)	(12)	36	12	107

	30	1,495	1,525	(248)	1,277	(857)	420	(113)	307	3,142	605	449
Others	261	85	346	(17)	329	(474)	(145)	(14)	(159)	2,783	207	1,189

	27,836	5,279	33,115	(873)	32,242	(16,862)	15,380	(2,186)	13,194	54,625	6,651	2,922

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

24	Related party transactions
Balances from transactions with major related parties are as follows:

	As of December 31
	2009		2008
	Assets	Liabilities	Assets	Liabilities

AFFILIATED COMPANIES AND JOINT VENTURES
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	34	34	7	34
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	1	6	37	64
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	22	29	71
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	1	5	1	22
Baovale Mineração SA	2	22	2	20
Usinas Siderúrgicas de Minas Gerais SA — USIMINAS (*)	—	—	18	—
Minas da Serra Geral SA — MSG	—	26	—	13
MRS Logística SA	10	418	8	219
Mineração Rio Norte SA	—	25	8	38
Samarco Mineração SA	55	—	10	—
Teal Minerals Incorporated	84	—	—	—
Korea Nickel Corporation	11	—	38	—
Mitsui & CO, LTD	—	26	—	—
Others	24	29	32	24

	222	613	190	505

Current	186	496	190	414

Long-term	36	117	—	91

(*)	Sold in April 2009
These balances are included in the following balance sheet classifications:

	As of December 31
	2009		2008
	Assets	Liabilities	Assets	Liabilities

Current assets
Accounts receivable	79	—	137	—
Loans and advances to related parties	107	—	53	—
Non-current assets
Loans and advances to related parties	36	—	—	—
Current liabilities
Suppliers	—	463	—	302
Loans from related parties	—	33	—	112
Non-current liabilities
Long-term debt	—	117	—	91

	222	613	190	505

Income and expenses from the principal transactions and financial operations carried out with major related parties are as follows:

	Year ended December 31,
	2009		2008		2007
	Income	Expense	Income	Expense	Income	Expense

AFFILIATED COMPANIES AND JOINT VENTURES
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	29	47	105	393	386	328
Samarco Mineração SA	97	—	259	—	117	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	18	240	163	233	163
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	85	75	342	378	247	195
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	29	101	234	220	270
Usinas Siderúrgicas de Minas Gerais SA — USIMINAS (*)	46	—	651	—	442	—
Mineração Rio Norte SA	—	210	—	249	—	232
MRS Logística SA	12	484	9	829	17	593
Others	19	29	34	34	30	29

	288	892	1,741	2,280	1,692	1,810

(*)	Sold in April 2009.

These amounts are included in the following statement of income line items:

	Year ended December 31,
	2009		2008		2007
	Income	Expense	Income	Expense	Income	Expense

Sales / Cost of iron ore and pellets	233	193	1,698	1,369	1,649	960
Revenues / expense from logistic services	26	457	25	624	17	593
Sales / Cost of aluminum products	—	210	—	249	—	232
Financial income/expenses	29	32	18	38	26	24
Others	—	—	—	—	—	1

	288	892	1,741	2,280	1,692	1,810

Additionally we have loans payable to Banco Nacional de Desenvolvimento Social and BNDES Participações S.A in the amounts of US$1,691 and US$662 respectively, accruing interest at market rates, which fall due through 2029. The operations generated interest expenses of US$94. We also maintained cash equivalent balances with Banco Bradesco S.A. in the amount of US$53 as of December 31, 2009. The effect of these operations in results was US$39.

25	Derivative financial instruments
Risk management policy

Vale’s risk management strategy encompasses an enterprise risk management approach where we evaluate not only market risk impacts on the business, but also the impacts arising from credit and operating risks.

An enterprise wide risk management approach is considered by us to be mandatory for Vale as traditional market risk measures, such as VaR (Value at Risk), are not sufficient to evaluate the group exposures since our main goal is to avoid a possible lack of cash to fulfill our future obligations and needs.

We also consider the correlations between different market risk factors when evaluating our exposures. By doing so, we are able to evaluate the net impact on our cash flows from all main market variables. Using this framework we also identified a natural diversification of products and currencies in our portfolio. This diversification benefit implies in a natural reduction of the overall risk of the Company. Additionally, we are constantly working to implement risk mitigation strategies that significantly contribute to reduce the volatility in our cash flows beyond the levels initially observed and to acceptable levels of risk.

Vale considers that the effective management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flows contributes to a better perception of the Company’s credit quality, improving its ability to access different markets. As a commitment to the risk management strategy, the Board of Directors has established an enterprise-wide risk management policy and a risk management committee.

The risk management policy determines that Vale should evaluate regularly its cash flow risks and potential risk mitigation strategies. Whenever considered necessary, mitigation strategies should be put in place to reduce cash flow volatility. The executive board is responsible for the evaluation and approval of long-term risk mitigation strategies recommended by the risk management committee.

The risk management committee assists our executive officers in overseeing and reviewing our enterprise risk management activities including the principles, policies, process, procedures and instruments employed to manage risk. The risk management committee reports periodically to the executive board on how risks have been monitored, what are the most important risks we are exposed to and their impact on cash flows.

The risk management policy and the risk management procedures, that complement the normative of risk management governance model, explicitly prohibit speculative transactions with derivatives and require the diversification of operations and counterparties.

Besides the risk management governance model, Vale has put in place a well defined corporate governance structure. The recommendation and execution of the derivative transactions are implemented by different and independent areas. It is the responsibility of the risk management department to define and propose to the risk management committee market risk mitigation strategies consistent with Vale’s and its wholly owned subsidiaries corporate strategy. It is the responsibility of the finance department the execution of the risk mitigation strategies through the use of derivatives. The independence of the areas guarantees an effective control on these operations.

The consolidated market risk exposure and the portfolio of derivatives are measured monthly and monitored in order to evaluate the financial results and market risk impacts on our cash flow, as well as to guarantee that the initial goals will be achieved. The mark-to-market of the derivatives portfolio is reported weekly to management.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;
•	Foreign exchange; and
•	Product prices and input costs.
Foreign exchange and interest rate risk

Vale’s cash flows are exposed to volatility of several different currencies. While most of our product prices are indexed to US dollars, most of our costs, disbursements and investments are indexed to currencies other than the US dollar, mainly the Brazilian Real and Canadian dollar.

Derivative instruments may be used to reduce Vale’s potential cash flow volatility arising from the currency mismatch between our debt and our revenues. Vale’s foreign exchange and interest rate derivative portfolio consists basically of interest rate swaps to convert floating cash flows in Brazilian Reais to fixed or floating US dollar cash flows, without any leverage.

Vale is also exposed to interest rate risks on loans and financings. Our floating rate debt consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, our US dollar floating rate debt is subject to changes in the LIBOR (London Interbank Offer Rate in US dollars). To mitigate the impact of the interest rate volatility on its cash flows, Vale takes advantage of natural hedges resulting from the correlation of metal prices and US dollar floating rates. When natural hedges are not present, we may opt to look for the same effect by using financial instruments.

Our Brazilian Real denominated debt subject to floating interest rates are debentures, loans obtained from Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and property and services acquisition financing in the Brazilian market. These debts are mainly linked to CDI and TJLP.

The swap transactions have similar settlement dates to the debt interest and principal payment dates, taking into account the liquidity restrictions of the market. At each settlement date, the results on the swap transactions partially offset the impact of the US dollar / Brazilian Real exchange rate in our obligations, contributing to a stable flow of cash disbursements in US dollars for interest and/or principal payment of our Brazilian Real denominated debt.

In the event of an appreciation (depreciation) of the Brazilian Real against the US dollar, the negative (positive) impact on our Brazilian Real denominated debt obligations (interest and/or principal payment) measured in US dollars will be partially offset by a positive (negative) effect from any existing swap transaction, regardless of the US dollar / Brazilian Real exchange rate on the payment date.

We have other exposures associated with our outstanding debt portfolio. In order to reduce cash flow volatility associated with a financing from KFW (Kreditanstalt Für Wiederaufbau) indexed to Euribor, Vale entered into a swap contract where cash flows in Euros are converted into cash flows in US dollars.

In order to reduce the cash flows volatility associated with the foreign exchange exposure from coal fixed price sales, Vale purchased forward Australian dollars.

Product price risk
Vale is also exposed to several market risks associated with global commodities price volatilities.
Currently, our derivative transactions include nickel, aluminum, bunker oil and maritime freight (FFA) derivatives and all have the same purpose of mitigating Vale’s cash flow volatility.
Nickel — The Company has the following derivative instruments in this category:
•	Strategic derivative program — in order to protect our cash flows in 2009 and 2010, we entered into derivative transactions where we fixed the prices of some of our nickel sales during the period.
•
Fixed price sales program — we use to enter into nickel future contracts on the London Metal Exchange (LME) with the purpose of maintaining our exposure to nickel price variation, regarding the fact that, in some cases, the commodity is sold at a fixed price to some customers. This program was interrupted after the decision of the strategic derivative program.

•	Nickel purchase program — Vale has also sold nickel futures on the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.
Aluminum — in order to protect our cash flow in 2009 and 2010, we entered into derivatives transactions where we fixed the prices of some of our aluminum sales during the period.

Bunker Oil — In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently on Vale’s cash flow, Vale implemented a derivative program that consists of forward purchases and swaps.

Maritime Freight — In order to reduce the impact of freight price fluctuations on the Company’s cash flows, Vale implemented a derivative program that consists of purchasing Forward Freight Agreements (FFA).

Embedded derivatives — In addition to the contracts mentioned above, Vale Inco Ltd., Vale’s wholly-owned subsidiary, has nickel concentrate and raw materials purchase agreements, where there are provisions based on the movement of nickel and copper prices. These provisions are considered embedded derivatives. There is also an embedded derivative related to energy purchase in our subsidiary Albras on which there is a premium that can be charged based on the movement of aluminum prices.

Under the standard Accounting for Derivative Financial Instruments and Hedging Activities, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value and the gain or loss in fair value is included in current earnings, unless if qualified as hedge accounting. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

At December 31, 2009, we had outstanding cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings. If a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings.

The assets and liabilities balances of derivatives measured at fair value and the effects of their recognition are shown in the following tables:

	Assets			Liabilities
	As of December 31			As of December 31
	2009		2008	2009		2008
	Short-term	Long-term	Long-term	Short-term	Long-term	Long-term
Derivatives not designated as hedge

Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	—	794	—	—	—	(561)
USD floating rate vs. fixed USD rate swap	—	—	—	(7)	(1)	(14)
EURO floating rate vs. USD floating rate swap	—	1	2	—	—	—
AUD floating rate vs. fixed USD rate swap	—	9	—	—	—	—

	—	804	2	(7)	(1)	(575)

Commodities price risk
Nickel
Fixed price program	12	2	—	(3)	(8)	(50)
Purchase program	—	—	—	—	—	(7)
Strategic program	—	—	—	(32)	—	—
Aluminium	—	—	—	(16)	—	—
Bunker Oil Hedge	49	—	—	—	—	—
Maritime Freight Hiring Protection Program	29	—	—	—	—	—

	90	2	—	(51)	(8)	(57)

Embedded derivatives:
For nickel fixed price sale	—	—	69	—	—	—
Customer raw material contracts	—	—	22	—	—	—
Natural gas hedge	—	—	—	—	—	(2)

	—	—	91	—	—	(2)

Derivatives designated as hedge
Foreign exchange cash flow hedge	15	59	—	—	—	—
Aluminium	—	—	—	(71)	—	—

	15	59	—	(71)	—	—

Total	105	865	93	(129)	(9)	(634)

The following table presents the effects of derivatives for the three-month periods and years ended:

	Amount of gain or (loss) recognized in financial income (expense)						Financial settlement						Amount of gain or (loss) recognized in OCI
	Three-month period ended						Three-month period ended						Three-month period ended
	(unaudited)			Year ended December 31,			(unaudited)			Year ended December 31,			(unaudited)			Year ended December 31,
	December	September	December				December	September	December				December	September	December
	31, 2009	30, 2009	31, 2008	2009	2008	2007	31, 2009	30, 2009	31, 2008	2009	2008	2007	31, 2009	30, 2009	31, 2008	2009	2008	2007

Derivatives not designated as hedge

Foreign exchange and interest rate risk
Swap BRL denominated Brazilian payrol into USD	—	—	16	—	82	—	—	—	—	—	(198)	—	—	—	—	—	—	—
CDI & TJLP vs. USD fixed and floating rate swap	198	441	—	1,598	(34)	934	(90)	(30)	(55)	(243)	(199)	(293)	—	—	—	—	—	—
EURO floating rate vs. USD floating rate swap	1	—	(656)	—	(684)	—	—	—	—	(1)	1	—	—	—	—	—	—	—
USD floating rate vs. USD fixed rate swap	—	(1)	2	(2)	7	—	2	2	—	8	—	—	—	—	—	—	—	—
AUD floating rate vs. fixed USD rate swap	1	3	—	14	—	—	(3)	(1)	—	(5)	—	—	—	—	—	—	—	—

	200	443	(638)	1,610	(629)	934	(91)	(29)	(55)	(241)	(396)	(293)	—	—	—	—	—	—

Commodities price risk
Nickel
Fixed price program	—	16	—	40	(102)	63	(4)	(4)	59	22	102	(38)	—	—	—	—	—	—
Purchase program	—	(13)	(39)	(35)	21	—	23	9	(20)	57	(54)	—	—	—	—	—	—	—
Strategic program	(6)	(47)	7	(95)	(3)	—	37	36	—	73	—	—	—	—	—	—	—	—
Purchased scrap protection program	—	—	10	—	(23)	—	—	—	12	—	202	—	—	—	—	—	—	—
Strategic hedging program	—	—	39	—	(6)	(129)	—	—	(40)	—	(30)	240	—	—	—	—	—	—
Platinum	—	—	(2)	—	(5)	(17)	—	—	—	—	26	13	—	—	—	—	—	—
Gold	—	—	(12)	—	(30)	(16)	—	—	9	—	42	33	—	—	—	—	—	—
Natural gas	—	—	(1)	(4)	4	(9)	—	2	1	6	—	3	—	—	—	—	—	—
Aluminum	—	—	—	—	(68)	46	—	—	(24)	—	122	112	—	—	—	—	—	—
Maritime Freight Hiring Protection Program	77	(45)	—	66	—	—	(7)	(25)	—	(37)	—	—	—	—	—	—	—	—
Bunker Oil Hedge	41	9	(10)	50	(17)	—	(11)	(5)	—	(16)	—	—	—	—	—	—	—	—

	112	(80)	(8)	22	(229)	(62)	38	13	(3)	105	410	363	—	—	—	—	—	—

Embedded derivatives:
For nickel concentrate costumer sales	—	(9)	(1)	(25)	29	—	—	4	—	(14)	—	—	—	—	—	—	—	—
Customer raw material contracts	—	(13)	(3)	(76)	10	—	—	—	(6)	—	(10)	—	—	—	—	—	—	—
Energy — Aluminum options	—	—	21	—	13	59	—	—	—	—	—	—	—	—	—	—	—	—

	—	(22)	17	(101)	52	59	—	4	(6)	(14)	(10)	—	—	—	—	—	—	—

Derivatives designated as hedge
Aluminum hedge	(16)	—	43	(16)	(6)	—	5	—	—	4	—	—	(42)	6	(28)	(36)	(29)	29
Bunker Oil Hedge	—	—	—	13	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange cash flow hedge	—	—	—	—	—	—	—	—	—	—	—	—	31	6	—	38	—	—

	(16)	—	43	(3)	(6)	—	5	—	—	4	—	—	(11)	12	(28)	2	(29)	29

	296	341	(586)	1,528	(812)	931	(48)	(12)	(64)	(146)	4	70	(11)	12	(28)	2	(29)	29

Unrealized gains (losses) in the period are included in our income statement under the caption of gains (losses) on derivatives, net.
Final maturity dates for the above instruments are as follows:

Interest rates / Currencies	December 2019
Bunker Oil	December 2010
Freight	December 2010
Nickel	May 2011
Aluminum	December 2010
26	Subsequent events
In January, we entered into an agreement, to sell the aluminum assets of our wholly-owned subsidiary Valesul Alumínio S.A, located in the State of Rio de Janeiro, Brazil, to Alumínio Nordeste S.A., a company of the Metalis group, for US$ 31.
In January, we redeemed all outstanding export receivables securitization notes issued in September 2000 and July 2003. The outstanding principal amounts were US$28 for the September 2000, at an interest rate of 8.926% per annum notes due in 2010 and US$122 for the July 2003, at an interest rate of 4.43% per annum notes due in 2013. Redeemed debt amounts totaled US$150.
In January, we entered into a purchase agreement with Bunge Fertilizantes S.A. and Bunge Brasil Holdings B.V. to acquire 100% of the outstanding shares of Bunge Participações e Investimentos S.A. (BPI), the Company which has assets in Brazil and investments in Fertifos Administração e Participações S.A. (Fertifos), which holds 42.3% of Fertilizantes Fosfatados S.A. – Fosfertil (Fosfertil), for US$3,800, in all cash-transaction. The acquisition is still subject to conditions precedent such as approvals from governmental regulatory agencies. Also, as part of this acquisition we entered into option contracts to buy the additional shares of Fertifos Administração e Participações S.A. (Fertifos) with Fertilizantes Heringer S.A. –Heringer (strike price US$2), Fertilizantes do Paraná Ltda. – Fertipar (strike price US$40) and Yara Brasil Fertilizantes S.A. (strike price US$785). These contracts give us the right to acquire 16.3% of Fosfertil shares and are subject to certain conditions, among them, the effective acquisition of the fertilizer assets of Bunge Group in Brazil. Control over these businesses have not been obtained when these financial statements were approved to be issued.